[GRAPHIC OMITTED]
IPSCO LOGO


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


         NOTICE is hereby given that the Annual and Special Meeting of IPSCO Inc. will be held at the Turvey Centre, in Regina, Saskatchewan, on Thursday, April 29, 2004 at the hour of 9:00 a.m., local time, for the following purposes:

         (a) to receive the financial statements for the financial year ended December 31, 2003 and the auditors' report thereon;

         (b)   to elect directors;

         (c) to appoint auditors and to authorize the directors to fix their remuneration;

         (d) to approve the amended and restated Shareholder Rights Agreement attached to the Management Proxy Circular as Schedule "D"; and

         (e) to transact all such matters or business as may properly come before the meeting or any adjournment thereof.

         The Management Proxy Circular accompanying this Notice refers to the procedures to be used by shareholders who wish to appoint a proxy holder to attend and act at the meeting on their behalf. Shareholders wishing to deposit proxies must deposit the form of proxy, duly completed, at the office of Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 4:30 p.m., local time, on Tuesday, April 27, 2004.

         If you are not able to be present in person, please complete and return the form of proxy accompanying this Notice in the enclosed envelope, postage prepaid, as soon as possible.

         DATED at the City of Regina, in the Province of Saskatchewan, this 22nd day of March, 2004.



                                         BY ORDER OF THE BOARD


                                         George Valentine,
                                         Vice President, General Counsel
                                         and Corporate Secretary


[GRAPHIC OMITTED]
IPSCO INC.
P.O. Box 1670, Regina,
Saskatchewan, Canada S4P 3C7
Tel (306) 924-7700
Fax (306) 924-7500

                                   IPSCO INC.
                            MANAGEMENT PROXY CIRCULAR
                              (AS AT MARCH 3, 2004)

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF IPSCO INC. (THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSE SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. THE COST OF THE SOLICITATION WILL BE BORNE BY THE COMPANY. AT THIS MEETING, SHAREHOLDERS WILL ACT UPON THE MATTERS OUTLINED IN THE NOTICE OF MEETING. IN ADDITION, THE COMPANY'S MANAGEMENT WILL REPORT ON THE PERFORMANCE OF THE COMPANY AND RESPOND TO QUESTIONS FROM SHAREHOLDERS.

APPOINTMENT, DELIVERY AND REVOCATION OF PROXIES

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE OFFICERS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME PERSON TO ATTEND, ACT AND VOTE FOR THE SHAREHOLDER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY MAY DO SO BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED AND INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A PERSON APPOINTED AS PROXY NEED NOT BE A SHAREHOLDER.

         PROXIES MUST BE DEPOSITED AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1, NOT LATER THAN 4:30 P.M., LOCAL TIME, ON TUESDAY, THE 27TH DAY OF APRIL, 2004.

         A shareholder who has given a proxy may revoke it by depositing a written notice of revocation signed by the shareholder or the shareholder's attorney authorized in writing:

         (a) at the registered office of the Company, 1500 - 1874 Scarth Street, Regina, Saskatchewan S4P 4E9, at any time up to and including the close of business on the last business day preceding the day of the Meeting or an adjournment thereof, at which the proxy is to be used; or

         (b) with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof;

or in any other manner permitted by law, including by signing another form of proxy bearing a later date and depositing it at the above-mentioned office of Computershare Trust Company of Canada within the time stated above.

         THE PERSON APPOINTED AS PROXY, USING THE ENCLOSED FORM OF PROXY, HAS DISCRETIONARY AUTHORITY AND MAY VOTE THE SHARES REPRESENTED THEREBY AS SUCH PERSON CONSIDERS BEST WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. THE MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

         UNLESS PROPERLY REVOKED THE SHARES REPRESENTED BY PROPERLY EXECUTED AND RETURNED PROXIES IN FAVOUR OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED OR NOT VOTED ON ANY BALLOT THAT MAY BE CALLED FOR WITH RESPECT TO ANY MATTER REFERRED TO THEREIN IN ACCORDANCE WITH THE INSTRUCTIONS MADE IN THE PROXY. IN THE ABSENCE OF SUCH INSTRUCTIONS, SHARES WILL BE VOTED IN FAVOUR OF EACH OF THE MATTERS OF BUSINESS BROUGHT BEFORE THE MEETING AND IDENTIFIED IN THE NOTICE OF MEETING.

NON-REGISTERED HOLDERS

         Many shareholders ("Non-registered Shareholders") do not hold their common shares of the Company ("Common Shares") in their own name, but through a "nominee", such as a trust company, securities broker or other financial institution. The nominee is required to seek the instructions from the Non-registered Shareholder as to how to vote such Common

Shares. For that reason, Non-registered Shareholders will have received this Circular from their respective nominees, together with a voting instruction form. Each nominee has its own signing and return instructions, and Non-registered Shareholders should follow these instructions carefully to ensure their shares will be voted.

         Since the Company does not have access to the names of its Non-registered Shareholders, the Company will have no record of a Non-registered Shareholder's shareholdings or of his or her entitlement to vote, unless the nominee has appointed the Non-registered Shareholder as proxyholder. Therefore, in order to vote in person at the Meeting, a Non-registered Shareholder should insert his or her own name in the space provided on the voting instruction form sent by the nominee, and then return the form to the nominee in the envelope provided. By doing so, the Non-registered Shareholder is instructing the nominee to appoint such Non-registered Shareholder as proxyholder with the right to vote at the Meeting. The voting section of the form should not be completed as the vote will be recorded at the meeting. The Non-registered Shareholder may then attend the Meeting in person and vote his or her Common Shares.

         A Non-registered Shareholder wishing to revoke a voting instruction form given to a nominee should contact the nominee to discuss if this is possible and the procedures to be followed. Non-registered Shareholders should follow the instructions on the forms they receive and contact their nominees promptly if they need assistance.

ALL DOLLAR FIGURES CONTAINED IN THIS DOCUMENT ARE IN US$ UNLESS OTHERWISE
STATED.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The Company has outstanding 47,954,657 Common Shares as of March 3, 2004 without nominal or par value, each carrying the right to one vote at all meetings of the Company. The Board of Directors has fixed the close of business on Friday, March 26, 2004, as the record date for the Meeting and, accordingly, shareholders of record on such date will be entitled to one vote at the Meeting for each Common Share held by them. To the knowledge of the Board, no shareholder beneficially owns, or has control or direction over, more than 10% of the Common Shares of the Company other than Fidelity Investments through FMR Corp., which exercises control or direction over approximately 6,937,570 Common Shares, representing approximately 14.47% of the Common Shares. All matters to be submitted may be approved by a simple majority of votes cast by the holders of Common Shares of the Company present or represented at the Meeting by proxy.

ELECTION OF DIRECTORS

       All of the members of the Board of Directors are elected annually at the annual general meeting. The number of directors presently in office is 13 and the Board has set the number of directors to be elected at the Meeting at 13. The nominees for election as directors of IPSCO are:

              Michael A. Grandin          Richard G. Sim
              Juanita H. Hinshaw          David S. Sutherland
              Burton M. Joyce             Roger E. Tetrault
              Jack D. Michaels            Gordon Thiessen, O.C.
              Bernard M. Michel           D. Murray Wallace
              Allan S. Olson              John B. Zaozirny, Q.C.
              Arthur R. Price

       The Governance and Compliance Committee of the Board reviews annually the qualifications of the persons proposed for election to the Board and submits its recommendations to the full Board for consideration. The persons proposed for nomination are, in the opinion of the Board, qualified to act as directors for the ensuing year. All nominees have established their eligibility and willingness to serve as directors if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed.

       UNLESS OTHERWISE INSTRUCTED BY THE SHAREHOLDERS, THE SHARES REPRESENTED BY THE PROXIES IN THE FORM ENCLOSED HEREWITH WILL BE VOTED FOR THE ELECTION OF NOMINEES WHOSE NAMES ARE SET FORTH ABOVE UNLESS SPECIFICALLY INSTRUCTED ON THE FORM OF PROXY TO WITHHOLD SUCH VOTE. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

         The following table states the names of the proposed nominees, all positions and offices with the Company or any of its significant affiliates now held by them, their present principal occupation or employment and any other principal occupations and employments within the five preceding years, the period during which they have served as directors, the approximate number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, and the number of deferred share units granted to each of them pursuant to the Deferred Share Unit Plan.

-----------------------------------------------------------------------------------------------------------------------
DIRECTOR NAME, RESIDENCY, AND PRINCIPAL               COMMITTEE        PERIOD(S)         COMMON SHARES    DEFERRED
OCCUPATION                                            MEMBERSHIP       WHEN              OWNED            SHARE UNITS
                                                      (1)              A DIRECTOR        BENEFICIALLY     HELD
                                                                                         OR CONTROLLED    (2)
                                                                                         OR DIRECTED
-----------------------------------------------------------------------------------------------------------------------
Michael A. Grandin, Calgary, Alberta, is the Dean           AC           2003 - 2004           --          1,920.152
of the Haskayne School of Business at the
University of Calgary; Chairman and Chief Executive
Officer of the Fording Trust, a metallurgical coal
producer; former President of Pan Canadian
Petroleum Ltd., an oil and gas company; and former
Chief Financial Officer of Canadian Pacific
Limited, an operating conglomerate concentrating on
energy, transportation and hotels
-----------------------------------------------------------------------------------------------------------------------
Juanita H. Hinshaw, Chesterfield, Missouri, is the          AC           2002 - 2004           --          2,135.413
Senior Vice President and Chief Financial Officer
of Graybar Electric Company, Inc., an
employee-owned distributor of electrical,
telecommunications and data products; and is the
retired Vice President and Treasurer of Monsanto
Company, an agricultural inputs manufacturer
-----------------------------------------------------------------------------------------------------------------------
Burton M. Joyce, Penhook, Virginia, is the Chairman        MRCC          1993 - 2004          8,000        14,312.829
of the Board of Directors of IPSCO Inc. and the         GCC, Chair
retired President, Chief Executive Officer and
Director of Terra Industries Inc., a fertilizer and
methanol manufacturer
-----------------------------------------------------------------------------------------------------------------------
Jack D. Michaels, Muscatine, Iowa, is the Chairman      MRCC, Chair      2000 - 2004           700         11,644.044
and Chief Executive Officer and former President of         GCC
HON INDUSTRIES Inc., an office furniture and hearth
products manufacturer
-----------------------------------------------------------------------------------------------------------------------
Bernard M. Michel, Canmore, Alberta, is the                MRCC          1998 - 2004          1,000        5,095.001
Chairman of Bruce Power Inc., an Ontario nuclear
utility; and former President and Chief Executive
Officer of Cameco Corporation, a uranium
exploration, mining and conversion company and gold
producer and provider of nuclear generated energy
through Bruce Power Inc.
-----------------------------------------------------------------------------------------------------------------------
Allan S. Olson, Spruce Grove, Alberta, is President         GCC          1989 - 2004         31,000        5,095.001
of First Industries Corporation, a business AC              AC
management company; and former President and Chief
Executive Officer of Churchill Corporation, an
industrial construction company
-----------------------------------------------------------------------------------------------------------------------
Arthur R. Price, Calgary, Alberta, is the Chairman          AC           1979 - 2004          3,425        7,128.482
and Chief Executive Officer of Axia NetMedia
Corporation, an IP network systems and media
solutions company; and former Chief Executive
Officer of Husky Oil Ltd., an oil and gas pipeline
owner and producer
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
DIRECTOR NAME, RESIDENCY, AND PRINCIPAL               COMMITTEE        PERIOD(S)         COMMON SHARES    DEFERRED
OCCUPATION                                            MEMBERSHIP       WHEN              OWNED            SHARE UNITS
                                                      (1)              A DIRECTOR        BENEFICIALLY     HELD
                                                                                         OR CONTROLLED    (2)
                                                                                         OR DIRECTED
-----------------------------------------------------------------------------------------------------------------------
Richard G. Sim, Dublin, Ireland, is the retired            MRCC          1994 - 2004         10,500        11,425.889
Chairman, President and Chief Executive Officer of
APW Ltd., an integrated electronic enclosure
systems company
-----------------------------------------------------------------------------------------------------------------------
David S. Sutherland, Naperville, Illinois, is the           --           2002 - 2004         61,135            --
President and Chief Executive Officer of IPSCO Inc.
-----------------------------------------------------------------------------------------------------------------------
Roger E. Tetrault, Punta Gorda, Florida, is a              MRCC          1999 - 2004          3,000        8,197.995
member of the NASA Advisory Council and the retired
Chief Executive Officer of McDermott International,
Inc., a worldwide energy services company
-----------------------------------------------------------------------------------------------------------------------
Gordon Thiessen, O.C., Ottawa, Ontario, is the             MRCC          2001 - 2004           --          6,460.232
Chair of the Canadian Public Accountability Board,
a public agency established to oversee the auditors
of public companies; and is the retired Governor of
the Bank of Canada
-----------------------------------------------------------------------------------------------------------------------
D. Murray Wallace, London, Ontario, is the Chairman      AC, Chair       1974 - 1982          6,750        6,263.071
of Park Street Capital Corporation; and President                        1991 - 2004
of Axia NetMedia Corporation, an IP network systems
and media solutions company
-----------------------------------------------------------------------------------------------------------------------
John B. Zaozirny, Q.C., Calgary, Alberta, is                AC           1987 - 2004          4,250        5,891.543
counsel to McCarthy Tetrault LLP, barristers and            GCC
solicitors; Vice Chairman of Canaccord Capital
Corp., an independent investment dealer; and former
Minister of Energy for the Government of Alberta
-----------------------------------------------------------------------------------------------------------------------

(1) "MRCC" refers to the Management Resources and Compensation Committee, "AC" refers to the Audit Committee and "GCC" refers to the Governance and Compliance Committee.

(2)  For a further description of the Deferred Share Unit Plan see page 17.

         At December 31, 2003 the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or had control or direction of, less than one percent of the Company's outstanding shares.

         As contemplated by Section 124(6) of the Canada Business Corporations Act, the Company has insurance coverage with a yearly limit of $75,000,000 in respect of potential claims against its directors and officers and in respect of losses for which the Company may be required or permitted by law to indemnify such directors and officers. The insurance, in respect of which the Company paid a $376,000 premium for coverage from June 1, 2002 to June 1, 2004, includes a $100,000 deductible for certain claims.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Company has long considered sound corporate governance integral to maintaining investor confidence, and is committed to the highest standards of corporate governance. The Board of Directors has reviewed the relevant Canadian securities statutes, regulations and policies, the corporate governance guidelines and requirements adopted by the Toronto Stock Exchange (the TSX), the listing requirements of the New York Stock Exchange (the NYSE), the provisions of the Sarbanes-Oxley Act of 2002 of the United States Congress (the Sarbanes-Oxley Act), and the rules promulgated by the U. S. Securities and Exchange Commission (the SEC) in response to that Act. Based upon that review, the Board believes that the

Company meets, and in some instances exceeds, the applicable corporate and securities law requirements.

         Prominent among recent corporate governance reforms is the emphasis on the composition and independence of corporate boards. The TSX currently recommends that a board be composed of a majority of "unrelated directors" who are independent of management and free from any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company. Similarly, the NYSE has enacted new rules to require listed companies to have a majority of "independent" directors who, like "unrelated directors", have no material relationship with the listed company. The Board of Directors has determined that each of the Company's directors, except the Chief Executive Officer, is both "independent" within the meaning of the rules of the NYSE and "unrelated" within the meaning of the guidelines adopted by the TSX. No director, except the Chief Executive Officer, has any material relationship with the Company. In making such determinations, the Board considered the specific criteria for independence and unrelatedness under the NYSE rules and the TSX guidelines, respectively, as well as other relevant facts and circumstances.

         Also prominent among recent corporate governance reforms is the emphasis on the adoption of a written code of business conduct and ethics for corporate boards and senior officers. The Company concurs that director and management integrity and sound ethical judgment are critical factors in ensuring good corporate governance. To that end, the Board of Directors has adopted a Code of Business Conduct as well as a Conflicts of Interest Policy applicable to all directors, officers and employees of the Company that sets out written standards to deter wrongdoing and to address issues that include, in addition to conflicts of interest: protection and proper use of corporate assets and opportunities; fair dealing with the Company's security holders, customers, suppliers, competitors and employees; compliance with laws, rules, regulations and the written policies of the Company; and the reporting of any illegal or unethical behaviour either personally or anonymously through a toll-free telephone "hotline" operated by an independent third party. Day-to-day coordination of the Code and Policy has been assigned by the Board to the Vice President and Chief Human Resources Officer and the Manager of Internal Audit. However, the Board maintains executive-level management of the Code and Policy, including the investigation of alleged breaches by senior officers and directors and the review of requests for any waivers by senior officers or directors. There were no direct or indirect waivers of the policy granted to any directors or senior officers of the Company in 2003. Both the Code of Business Conduct and Conflicts of Interest Policy may be viewed on the Company's website at www.ipsco.com.

         The following is a summary of the Company's corporate governance practices, set out in accordance with the 14 voluntary guidelines for corporate governance adopted by the TSX (the TSX Guidelines).

GUIDELINE NO. 1.           -        MANDATE OF THE BOARD

         The mandate of the Board is to oversee the conduct of the business of the Company and to supervise its management with a view to the best interests of the Company and the long-term enhancement of shareholder value. In fulfilling its mandate, the Board assumes responsibility for the following matters (which are in addition to those discussed below in connection with the Management Resources and Compensation Committee, the Governance and Compliance Committee and the Audit Committee):

(i) STRATEGIC PLANNING: The Board has ultimate stewardship of the Company. Annually, after consulting with management, the Board reviews and approves strategic plans and corporate objectives for the Company and its operations. Throughout the year, the Board receives regular updates from management on the implementation of its strategic plans and corporate objectives, the Company's performance in relation to the plans and objectives and, when necessary, adjusts the same to reflect new market conditions. In addition, the Board reviews the annual budget, establishes the Company's dividend policy, and approves financial statements, major capital expenditures, material mergers and acquisitions and other significant transactions.

(ii) RISK MANAGEMENT AND REPORTING: The Board considers and supervises the Company's management of principal risks and material legal matters confronting the Company. The Audit Committee, as part of its responsibilities, reviews, reports and provides recommendations to the Board on financial performance and reporting, as well as supervision of the management of principal risks of the Company's business. The Company's risk policies and internal control systems are regularly evaluated and updated to correspond to the Company's risk profile and to comply with regulatory requirements.

(iii) SUCCESSION PLANNING AND APPOINTING, TRAINING AND MONITORING SENIOR
MANAGEMENT: The Board is committed to the recruitment of highly effective senior management at the Company. The Management Resources and Compensation Committee, as part of its mandate, reviews, reports and makes recommendations to the Board annually on organizational structure and senior management succession planning matters, including the appointment, training, compensation and monitoring of the performance of senior officers.

(iv) COMMUNICATIONS POLICY: The Company has adopted a written disclosure policy to ensure that timely information concerning the Company is broadly disseminated to the investment community by press release (or in publicly available regulatory filings) and through statements made by designated company spokespersons. Major disclosure documents such as the Annual Report, Annual Information Form, SEC Form 40-F, Management's Discussion and Analysis, and the Management Proxy Circular are reviewed by the Board prior to release. In addition to those disclosure documents and press releases covering new material developments, the Company conducts periodic conference calls and web casts which are available to the broad investment community during which management reviews the Company's performance and answers questions. Investor relations and communications personnel are available to answer, on a timely basis, shareholder inquiries received by telephone and fax. In addition, the Company posts detailed and current investor relations information on its website (WWW.IPSCO.COM).

(v) INTEGRITY OF INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS: The Board has established a program for planning and executing corporate strategies and, through the Audit Committee, assumes responsibility for management's compliance with financial reporting and accounting principles and maintaining effective management information systems. In carrying out these responsibilities, the Audit Committee, among its practices and procedures, regularly convenes IN CAMERA meetings with the Company's external auditors, internal auditors and senior management, respectively. The Committee also conducts regular reviews of quarterly financial statements, as well as earnings press releases and other financial guidance to be provided by management to the investment community.

         The Board of Directors as a whole determines the membership of its various committees. In order to efficiently discharge its responsibilities, the Board and its committees meet regularly, at least on a quarterly basis in the case of the Board, pursuant to a pre-determined schedule that is prepared once a year. The Board of Directors held nine meetings during 2003. Each director attended at least 75% of the aggregate of all Board and committee meetings on which a particular director then served during 2003.

         The Board of Directors expects Company management to take responsibility for the development and implementation of the strategic plans and initiatives of the Company and for all aspects of the day-to-day management of the Company's employees, facilities and business. The Board also looks to management to keep it apprised of all significant developments affecting the Company and its operations, and it receives from management regular reports on the Company's compliance with various legal requirements and internal control procedures. The Board monitors the nature of the information presented to it and provides feedback to the President and Chief Executive Officer and other senior officers of the Company as to the quality and sufficiency of the information provided.

GUIDELINE NO. 2.           -        COMPOSITION OF THE BOARD

        The Board currently consists of 13 directors, 12 of whom qualify as unrelated or independent directors. The existing size, makeup and committee structure of the Board provides a diversity of experience and allows the Board to effectively carry out its duties. The Board also strikes AD HOC committees from time to time that are mandated to deal with specific issues and to report back to the Board.

GUIDELINE NO. 3.           -        ANALYSIS OF THE COMPOSITION OF THE BOARD

         All members of the Board, with the exception of the President and Chief Executive Officer (the CEO), qualify as "unrelated" or "independent" directors as such terms are defined in the TSX Guidelines and the NYSE listing requirements, respectively. To ensure compliance with these requirements, each director completes an annual questionnaire that, among other things, details his or her business and other relationships with the Company and management. The Governance and Compliance Committee, working with management, then analyzes this information to determine whether the directors are unrelated or independent. The Committee also reviews any changes to this information during the year. In addition, and to help ensure that the Board can function independently of management, it has long been the practice of the Company to appoint a Chairman of the Board who is not a member of management and who takes responsibility for the Board's discharge of its responsibilities. There are no board interlocks between any directors of the Company.

GUIDELINE NO. 4.           -        NOMINATION AND ASSESSMENT OF DIRECTORS

         The Governance and Compliance Committee, which is composed exclusively of unrelated and independent directors, is, among other things, responsible for creating and administrating a procedure for the appointment of new directors, maintaining a profile of director talents and Board requirements, and proposing new nominees to the Board of Directors. In appropriate circumstances, the Committee may retain outside consultants to conduct the initial search for potential nominees. Assessment of directors is discussed below.


GUIDELINE NO. 5.            -     IMPLEMENTATION OF A PROCESS TO ASSESS
                                  EFFECTIVENESS OF THE BOARD, COMMITTEES AND
                                  DIRECTORS

         In addition to having responsibility for nominating candidates for Board membership and the other matters noted below, the Governance and Compliance Committee takes the lead on assessing and reporting to the Board on the effectiveness of the Board as a whole, the committees of the Board and the effectiveness of individual Board members, including the Chairman of the Board. Each year, directors complete and submit to the Chairman of the Board a comprehensive written survey of Board and committee effectiveness, which addresses a variety of issues, including aspects of the sample annual board effectiveness survey published by the Canadian Coalition for Good Governance. Following collection, analysis and tabulation of the survey responses, the Chairman undertakes individual interviews with members of the Board to review the results of the survey, and to discuss individual director performance, as well as the performance of the Board, the Board's committees and the Chairman. The Chairman then provides his report and recommendations to the Board as a whole.

GUIDELINE NO. 6.           -     ORIENTATION FOR NEW DIRECTORS AND CONTINUED
                                 EDUCATION

         The Company has a comprehensive orientation and education program for new directors. Depending upon the specific needs and areas of interest of the director, the program is tailored to the individual with the principal components being: (i) a general description of electric arc furnace steelmaking technology and a comparison to so-called "integrated" steel processes; (ii) a review of metallurgical, physical and chemical attributes of various steel products that the Company produces; (iii) a plant tour of both steelmaking and pipemaking facilities; (iv) a description of the Company's other facilities not the subject of a tour, including typical product mix of each such facility; (v) a review of the Company's organizational structure; (vi) a five-year review of overall financial performance; and (vii) presentations by key executives on a number of topics relevant to the Company's operations, including environmental and safety plans and the corporate strategies in place for various aspects of its business.

         The Company also encourages the continued education of its directors, with emphasis on the continued improvement of their knowledge of the Company, its business and its key executives. As well, the Company keeps directors abreast of important legal and regulatory developments affecting the Company's operations and, in particular, with respect to new developments and best practices in corporate governance.

GUIDELINE NO. 7.           -     EXAMINATION OF THE SIZE OF THE BOARD

         The Board of Directors currently consists of 13 directors. Given the range of the Company's activities and operations, the Company is of the view that a board of this approximate size presents a diversity of views and expertise, but remains small enough to carry out its duties efficiently. The Governance and Compliance Committee is mandated to review and recommend changes to the size, composition criteria and candidate selection of the Board from time to time.

GUIDELINE NO. 8.           -     REVIEW OF DIRECTORS' COMPENSATION

         The Governance and Compliance Committee monitors director remuneration at other comparable companies, and it considers the adequacy and nature of the compensation to be paid to the Company's Board to ensure that such compensation realistically reflects the responsibilities, risks and time commitment involved with being an effective director. It then makes recommendations as to compensation to the Board as a whole. In addition to the payment of an annual retainer and meeting fees, all of which are tied to the market surveys conducted by the Governance and Compliance Committee, the Company also provides directors with an annual grant of equity compensation. The grant of equity compensation for the Board of Directors has traditionally been in the form of share options. However, in 2003, the Company elected to grant directors performance units in place of share options, the vesting of which is tied to the achievement of numerically based corporate objectives over a three-year period. A more detailed discussion of this change in equity compensation is set forth below.

GUIDELINE NO. 9.           -     COMPOSITION OF COMMITTEES

         As noted above, the Board has three committees: the Management Resources and Compensation Committee, the Audit Committee and the Governance and Compliance Committee. Each committee is composed exclusively of unrelated and independent directors. Each committee has a written charter that complies with applicable securities laws and listing requirements. Copies of such charters are set out below and are also available for review on the Company's website (WWW.IPSCO.COM).

GUIDELINE NO. 10.          -     GOVERNANCE AND COMPLIANCE COMMITTEE

         The Governance and Compliance Committee has assumed the general responsibility for developing the Company's approach to governance issues and for making recommendations to the Board with respect to all such matters. In fulfilling this responsibility, the Committee reviews with, and where appropriate, makes recommendations to, the Board on the matters in the Committee's charter set forth below.

GUIDELINE NO. 11.          -     DEFINING LIMITS TO MANAGEMENT'S
                                 RESPONSIBILITIES

         The Board, working with the CEO, has defined the limits to management's responsibilities. The Board has implemented both rules of general applicability and rules (including Board resolutions) governing specific cases which delineate the instances where its approval is required for transactions carried out in the course of the Company's operations and, conversely, the instances where it will delegate authority to management to grant such approvals and to execute documents on behalf of the Company. In addition to those matters that must by law or by the articles of the Company be approved by the Board, all material acquisitions and divestitures and all business investments and expenditures above $1,000,000 are subject to review and approval of the Board. At the beginning of each year, the Board of Directors approves business goals and objectives and quantifiable financial targets that the CEO and the rest of the management team are responsible for meeting during the course of the year. The Chairman sets Board agendas with the input of the CEO and other directors and oversees the quality of the information sent to the directors, as well as carrying out the other responsibilities set forth in a written position description for the Chairman.

GUIDELINE NO. 12.          -     INDEPENDENCE OF THE BOARD FROM MANAGEMENT

         The Chairman of the Board is not a member of management and also currently serves as Chairman of the Governance and Compliance Committee. The Chairman ensures that the Board functions independently of management. The Board and its Committees regularly meet in executive sessions without the presence of any management representatives.

GUIDELINE NO. 13.          -     THE AUDIT COMMITTEE

         The roles and responsibilities of the Audit Committee are specifically defined in the Audit Committee Charter set forth below, and which include: determining the appointment, compensation and oversight of the Company's independent public accountants; reviewing with the independent public accountants the financial statements and their accompanying report; and reviewing the Company's system of internal controls and the adequacy of the internal audit program. All members of the Audit Committee are independent within the meaning of the rules of the SEC and the NYSE and are financially literate within the meaning of the recently adopted Canadian Securities Administrator's rules for audit committees. In addition, the Board has determined that it has more than one member who meets the qualifications of an "audit committee financial expert" as the term is defined by the rules of the SEC. For purposes of compliance with SEC rules, the Committee has named Mr. D. Murray Wallace, Chairman of the Committee, as the Company's audit committee financial expert.

GUIDELINE NO. 14.          -     APPOINTMENT OF OUTSIDE ADVISORS

         The Board may, at the Company's expense, engage outside advisers for the purpose of discharging its responsibilities. In addition, a committee of the Board or, in appropriate circumstances, an individual director may engage outside advisors upon request to the Chairman of the Board or the Board as a whole.

COMPOSITION OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

         During 2003, the members of the Management Resources and Compensation Committee were Messrs. Joyce, Kierans (Mr. Kierans retired effective April 30), Michaels, Michel, Sim, Tetrault and Thiessen. Mr. Joyce presided as the Chairman of the Committee from January 1, 2003 to April 30, 2003. Mr. Michaels was appointed Chairman of the Committee effective April 30, 2003. The Committee held eight meetings during 2003.

         The text of the Charter of the Management Resources and Compensation Committee is set forth in Schedule "A" to this Management Proxy Circular.

COMPOSITION OF THE GOVERNANCE AND COMPLIANCE COMMITTEE

         During 2003, the members of the Governance and Compliance Committee were Messrs. Joyce, Michaels, Olson and Zaozirny. Mr. Joyce presided as Chairman of the Committee. The Governance and Compliance Committee met five times in 2003.

         The text of the Charter of the Governance and Compliance Committee is set forth in Schedule "B" to this Management Proxy Circular.

COMPOSITION OF THE AUDIT COMMITTEE

         The members of the Audit Committee during 2003 were Ms. Hinshaw and Messrs. Olson, Price, Thiessen, Wallace and Zaozirny (January 1 - April 30), and Ms. Hinshaw and Messrs. Grandin, Olson, Price, Wallace and Zaozirny (April 30 - December 31). Mr. Wallace presided as Chairman of the Committee. The Audit Committee met nine times in 2003.

         The text of the Charter of the Audit Committee is set forth in Schedule "C" to this Management Proxy Circular.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

         The following table sets out the compensation for the President and Chief Executive Officer and the other four most highly compensated officers of the Company ("Named Executive Officers"):

===========================================================================================================================
                                    ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                         ------------------------------------------------------------------------------------
                                                                             AWARDS              PAY-OUTS
                                                                   ------------------------------------------
NAME AND           YEAR     SALARY        BONUS        OTHER (1)     SECURITIES   RESTRICTED(2)  LONG-TERM   ALL OTHER (3)
PRINCIPAL                                               ANNUAL         UNDER        SHARES/      INCENTIVE   COMPENSATION
POSITION                                             COMPENSATION     OPTIONS        UNITS         PLAN
                                                                      GRANTED       AWARDED      PAYOUTS
                             ($)           ($)            ($)           (#)           ($)           ($)           ($)
---------------------------------------------------------------------------------------------------------------------------
David Sutherland   2003    350,000(4)       --            --            --          436,000         --           2,760
President and
Chief Executive    2002    385,000          --            --          80,000        61,684          --           3,845
Officer
                   2001    288,333          --            --            --            --            --           3,768

---------------------------------------------------------------------------------------------------------------------------
John Tulloch       2003    265,500          --            --            --          84,480          --           3,855
Executive Vice
President-Steel    2002    252,500          --            --          22,000          --            --           4,454
and Chief
Commercial         2001    241,250          --            --            --            --            --           3,379
Officer

---------------------------------------------------------------------------------------------------------------------------
Robert Ratliff     2003    264,000          --            --            --          57,600          --           3,829
Vice President
and Chief          2002    256,250          --            --          15,000          --            --           2,785
Financial
Officer            2001    253,125          --            --          15,000          --            --           3,478

---------------------------------------------------------------------------------------------------------------------------
Joseph Russo       2003    260,000          --            --            --          57,600          --           3,767
Senior Vice
President and      2002    252,500          --            --          15,000          --            --           4,454
Chief Technical
Officer            2001    248,750          --            --            --            --            --           3,437

---------------------------------------------------------------------------------------------------------------------------
George Valentine   2003    252,000          --            --            --          38,400          --           3,643
Vice President,
General Counsel    2002    245,000          --            --          10,000          --            --           2,288
and Corporate
Secretary(5)       2001    132,708        5,000           --          15,000          --            --            455

===========================================================================================================================

Notes:
(1) The value of perquisites and benefits for each of the Named Executive Officers is below the lesser of $50,000 CDN or 10% of total annual salary and bonus for each Named Executive Officer for the 2003 fiscal year and therefore is not included in the above table.

(2) As of December 31, 2003, the Company had issued to the Named Executive Officers and all other recipients an aggregate of 86,917 restricted shares, each having a value of $9.60 as of July 24, 2003, the date of original grant. On that date, the Company made grants of two types of restricted shares: one type having terms unique to the President and Chief Executive Officer described at page 14 and accounting for 10,417 of such shares, and the second type granted to all five of the Named Executive Officers, including Mr. Sutherland, having the terms outlined at page 13 and accounting for 59,800 of such shares (of which Mr. Sutherland received 35,000 of such shares).

(3) All figures in this column reflect premiums paid by the Company for term life insurance and amounts received under the Company's Employee Profit Sharing Plan.

(4) In connection with his appointment as President and Chief Executive Officer of the Company on January 1, 2002, Mr. Sutherland's annual base salary was set at $410,000. In August 2002, the form, but not the amount, of Mr. Sutherland's base salary was modified, at his own election, to have both a cash component and a restricted stock component as follows: $350,000 paid in cash (adjusted as of August 1, 2002) plus a grant of 4,400 restricted shares equal to approximately $60,000. At August 1, 2003, Mr. Sutherland's salary was again set at $410,000 and continued to consist of $350,000 paid in cash and the balance paid in restricted stock. (A total of 10,417 of such restricted shares, equal to $100,000, were granted to Mr. Sutherland, but only that portion of the grant equal to $60,000 was treated as base salary for purposes of determining Mr. Sutherland's annual incentive compensation and those employee benefits which are calculated with reference to Mr. Sutherland's annual salary, which include pension, life insurance and company-matching funds under IPSCO's 401(K) savings plan.)

(5)  Mr. Valentine joined IPSCO in June 2001.

                              OPTION GRANTS IN 2003

         There were no options granted in 2003 for the President and Chief Executive Officer and the Named Executive Officers.

             AGGREGATE OPTION EXERCISES IN 2003 AND YEAR-END VALUES

         The following table sets out the aggregate option exercises for 2003 and 2003 year-end option values for the President and Chief Executive Officer and the Named Executive Officers:

====================================================================================================================
                    COMMON     AGGREGATE                                                 VALUE OF UNEXERCISED
      NAME          SHARES       VALUE                                                  IN-THE-MONEY OPTIONS AT
                  ACQUIRED ON   REALIZED            UNEXERCISED OPTIONS                   DECEMBER 31, 2003(1)
                   EXERCISE      (CDN$)             AT DECEMBER 31, 2003                         (CDN$)
                                           -------------------------------------------------------------------------
                                             EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
      David           --           --          223,250               --              $752,944             --
   Sutherland
--------------------------------------------------------------------------------------------------------------------
  John Tulloch        --           --          165,250               --              $736,644             --
--------------------------------------------------------------------------------------------------------------------
 Robert Ratliff       --           --           80,000               --              $352,500             --
--------------------------------------------------------------------------------------------------------------------
  Joseph Russo        --           --          150,250               --              $648,544             --
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
     George           --           --           25,000               --              $ 85,750             --
    Valentine
====================================================================================================================

Note:
(1) Based on a market price of CDN $24.05 per common share, being the closing price on the Toronto Stock Exchange on December 31, 2003.

                               PENSION PLAN TABLE

         The following table sets forth the estimated annual benefits under existing pension arrangements payable in Canadian dollars at the normal retirement age of 62 years at the various assumed compensation levels and years of service:

====================================================================================================================
    REMUNERATION                                              YEARS OF SERVICE
IN CANADIAN DOLLARS
                        --------------------------------------------------------------------------------------------
                            10                15                  20                   25                   30
--------------------------------------------------------------------------------------------------------------------
      $175,000           $32,100           $ 48,100            $ 64,100             $ 80,200             $ 96,200
      $200,000           $36,700           $ 55,000            $ 73,300             $ 91,600             $110,000
      $300,000           $55,000           $ 82,500            $110,000             $137,400             $164,900
      $400,000           $73,300           $110,000            $146,600             $183,300             $219,900
      $500,000           $91,600           $137,400            $183,300             $229,100             $274,900
      $600,000           $111,000          $164,900            $219,900             $274,900             $329,900
      $700,000           $128,300          $192,400            $256,600             $320,700             $384,800
      $800,000           $146,600          $219,900            $293,200             $366,500             $439,800
====================================================================================================================


                            CREDITED YEARS OF SERVICE

         The following table sets forth the compensation covered and credited years of service under existing pension arrangements:

================================================================================
       NAME                      COMPENSATION                 CREDITED SERVICE
                               COVERED BY PLAN
--------------------------------------------------------------------------------
David Sutherland                  $410,000                  26 years   2 months
--------------------------------------------------------------------------------
John Tulloch                      $265,500                  26 years   6 months
--------------------------------------------------------------------------------
Robert Ratliff                    $264,000                   3 years   7 months
--------------------------------------------------------------------------------
Joseph Russo                      $260,000                  20 years  10 months
--------------------------------------------------------------------------------
George Valentine                  $252,000                   2 years   6 months
================================================================================

BASIS OF COMPUTATION

         Currently, the benefits are provided under two kinds of plans:

         (a) registered and/or qualified pension plans which conform with detailed legislative and regulatory requirements, are funded under tax-sheltered trusts and provide benefits up to the maximum allowed for such plans; and

         (b) supplementary plans that provide benefits in excess of those allowed for registered and/or qualified pension plans and are generally unfunded.

         These benefits are generally based on 2.0% of the highest average 3-year average compensation, times years of service, adjusted where applicable for indexing provisions from the registered and/or qualified portion of the plan. There are no reductions for social security or other government benefits. With one exception, compensation is capped at $200,000 CDN for pension purposes. However, for retirement on or after July 1, 2000 where the member is at least age 60, compensation after July 1, 2000, for the purposes of determining final average compensation, is not capped. The normal form of pension is monthly payments during the member's retirement years but not less than 15 years.

         For the most part, normal retirement age is 62; however, benefits can be taken without reduction after attainment of age 60. In the event of retirement before normal retirement age, the supplementary plan only is subject to a vesting factor equal to the ratio of actual service to total service projected to normal retirement age.

REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

REPORT ON EXECUTIVE COMPENSATION

         The Management Resources and Compensation Committee determines and administers the compensation policies for the officers of the Company in keeping with the Company's Statement of Executive Compensation Philosophy. In addition, the Committee reviews the general compensation and benefit policies and performance bonus arrangements for all other employees of the Company. In the case of the President and Chief Executive Officer, the Committee makes cash compensation recommendations to be approved by the independent members of the Board and, for all other executive officers, the Committee itself approves cash compensation levels. In connection with stock option and other stock-based compensation, the Committee makes recommendations to be approved by the Board of Directors.

         The Committee's approach to compensation is performance-oriented. The Committee endeavours to ensure that compensation policies proactively support a drive for corporate success and reinforce the Company's commitment to maximize shareholder value. The compensation of executive officers of the Company may be viewed as comprising three main components: (1) base salary; (2) annual cash incentives based on (a) objective measures of financial performance that are targeted at the beginning of each fiscal year and (b) successful completion of the executive officer's personal goals and objectives, and (3) long-term incentive plans utilizing equity-based compensation. Compensation levels are ordinarily targeted to be consistent with the 45th percentile of the competitive marketplace for base salary of a given executive position and slightly above the 50th percentile for annual and long-term incentives.

         (a)      BASE SALARY

         Salaries and potential bonus levels for individual executive compensation are established taking into account published information with respect to the compensation practices of North American companies in both the steel industry and heavy industry overall. From time to time, the Committee commissions specific compensation studies by firms specializing in compensation consulting when it believes such information is useful. Each Named Executive Officer's salary is reviewed periodically, normally annually, based on the individual's performance, responsibilities, experience and ability to contribute to the success of the Company, as well as having regard to the noted market data.

         (b)      ANNUAL BONUS

         Annual bonuses, if awarded, are based on Company profitability and individual performance. The target level for bonus payments to the Named Executive Officers is 60% of base salary for the President and Chief Executive Officer and 50% of base salary for the other Named Executive Officers. One portion of the potential bonus is calculated by reference to a formula based on the return on shareholders' equity of the Company for the year. The remaining portion of the potential bonus is awarded for successful completion of a set of annual objectives previously established for each individual. The Committee sets a minimum positive return on shareholders' equity before any amount is paid out under either portion of this formula. The Board of Directors, through the Committee, has reserved full discretion in determining individual bonuses. The Company's after-tax net income available to common shareholders for the fiscal years ended December 31, 2001, 2002 and 2003 was $27.4 million, $8.9 million and $0.3 million, respectively. The Company's return on common shareholders' equity for 2001, 2002 and 2003 was 4%, 1% and 0%, respectively. As a result of this decline in the Company's financial performance, no cash bonus for performance in 2003 was awarded to the Named Executive Officers or other senior management.

         (c)      EQUITY COMPENSATION

         The Committee, through the Company's shareholder-approved Incentive Share Option Plan (referred to as the Incentive Plan or the Plan), may award long-term incentives to directors, officers and other employees of the Company. The Plan is intended to motivate and reward individuals who contribute to the Company's profitability and to give those individuals a proprietary interest in the Company's growth and financial success through the award of stock options, restricted shares and performance units in the Company. A restricted share is a Common Share awarded under the Plan subject to a restriction period (and typically satisfaction of one or more performance-based criteria) determined by the Committee, but the length of such period may not be less than one year. Recipients of restricted shares are entitled to receive dividends on and to vote in respect of the shares, but cannot freely trade the shares until expiration of the restriction period. A performance unit is a non-share unit that may be redeemed by the recipient upon satisfaction of stated performance objectives during the applicable performance period for the dollar value accrued on the unit beginning on the date of grant and ending on the date of the completion of the performance objective (the vesting date). Settlement may be in the form of Common Shares, cash or a combination thereof, and may be made in lump sum or annual installment payments, as the Committee may determine.

         The Company has traditionally awarded stock options under the Plan. However, in 2003, the Board of Directors, at the recommendation of the Committee, changed its practice by awarding either restricted shares or performance units to the Named Executive Officers and other senior executives in lieu of awarding stock options.

         (d)      PERFORMANCE-BASED RESTRICTED SHARES

         Grants of restricted stock having two different sets of terms were made in 2003. Grants with the first set of terms have performance-based criteria and were granted to all five of the Named Executive Officers. Such shares were made subject to restriction (I.E., such shares would not become freely tradable) unless and until: (i) for the three-year period beginning July 1, 2003 and ending on June 30, 2006 the Company achieves positive cumulative net income attributable to Common Shares (as calculated on a consolidated basis in accordance with Canadian generally accepted accounting principles); and (ii) the Named Executive Officer remains in the employ of the Company through the last day of the restriction period. If both criteria are met, the restriction period will end. If not, the restricted shares will be forfeited by the Named Executive Officer. The restriction period will also end in the event of a change of control of the Company or in the event of death, disability or normal course retirement of a Named Executive Officer.

          Restricted shares having the second set of terms were granted solely to the President and Chief Executive Officer, and those terms are described below in the Report on Chief Executive Officer Compensation at page 14.

         Restricted shares, performance units and stock options, when granted to officers of the Company, are granted at one hundred percent of the closing price of the Company's Common Shares on the Toronto Stock Exchange on the last business day preceding the grant. In determining whether to make new grants of equity compensation, the amount and terms of outstanding restricted shares, performance units and stock options are taken into account.

         (e)      CHANGE OF CONTROL AGREEMENTS

         The Company's Named Executive Officers are each party to a change of control agreement. Each such agreement provides the Named Executive Officer with certain benefits if his employment is terminated under specified conditions. To receive benefits, the Named Executive Officer must be involuntarily terminated (as defined in the agreement) within two years of a change in control (as defined in the agreement) of the Company. In addition, such termination must be made either by the Company or a successor entity without cause, or by the Named Executive Officer for good reason.

         Benefits under the change of control agreements include: (a) continuation of base salary and bonus for two and one half years (three in the case of Mr. Sutherland); (b) continuation of life insurance, medical and dental benefits for two years (three in the case of Mr. Sutherland); (c) payment of accrued but unpaid compensation; (d) credit for service for the purposes of any pension plan in which the executive participates for a period of two and one half years (three in the case of Mr. Sutherland); (e) immediate vesting of stock options, restricted shares and performance units that have not yet vested and, in the case of stock options, continuation of exercise rights for the duration of the exercise periods; (f) confirmation of the continuation of any salary deferral programs; and (g) relocation costs (including loss on the sale of a home) of certain executives who had been relocated from the Saskatchewan office upon request. Such benefits are in lieu of any other severance benefits that may otherwise be payable. Payments under the agreements are payable regardless of whether the executive seeks or finds employment of any nature following termination. Pursuant to such agreements, the Company also agrees to reimburse each such officer on an after-tax basis for any excise tax incurred as a result of the "excess parachute payment" provisions of the United States Internal Revenue Code.

REPORT ON CHIEF EXECUTIVE OFFICER COMPENSATION

         The Management Resources and Compensation Committee evaluates the performance of the President and Chief Executive Officer each year. This review covers responsibilities such as leadership, the Company's financial performance, efforts to enhance shareholder value, successful execution of management strategies, succession planning, industrial relations, risk management and communications. Based on this review, and the advice of independent market consultants as to salaries for comparable positions in companies within a performance peer group, the Committee assesses CEO compensation and makes recommendations to the full Board.

         For the year ended December 31, 2003, the Board continued to pay Mr. Sutherland the same base salary of $410,000 paid in 2002. Mr. Sutherland, however, elected to receive that salary in the form of $350,000 paid in cash with the balance paid with a grant of 6,250 restricted shares equal in value at the date of grant to $60,000 and having the same terms as the second of the two grants described in the next paragraph.

         In July 2003, the Board awarded Mr. Sutherland equity compensation in the form of restricted stock rather than stock options. This consisted of a grant of: (a) 35,000 restricted shares equal in value at the date of grant to $336,000, such shares being subject to the same performance criteria as is described above under the subparagraph headed "Performance-based restricted shares", and (b) 4,167 restricted shares equal in value at the date of grant to $40,000 which are not performance-based and become freely tradable following expiration of a three-year period during which Mr. Sutherland must remain in the employ of the Company (subject to earlier vesting in the event of death, disability, or termination without cause).

         The target level for Mr. Sutherland's annual cash incentive payment is 60% of base salary. Although the Company announced a profit for 2003 and made notable progress on many non-financial milestones, the Committee and the Board determined that, because the Company's financial performance was unsatisfactory overall, no bonus was awarded to Mr. Sutherland for performance in 2003.

         The foregoing Reports on Executive Compensation and Chief Executive Officer Compensation have been made by the members of the Management Resources and Compensation Committee of the Board of Directors.

                                               Signed,

                                               Jack D. Michaels, Chairman
                                               Burton M. Joyce
                                               Bernard M. Michel
                                               Richard G. Sim
                                               Roger E. Tetrault
                                               Gordon Thiessen

FIVE-YEAR TOTAL SHAREHOLDER RETURN COMPARISON

        The following graph assumes that $100 CDN was invested on December 31, 1998 in the Company's Common Shares, the Toronto Stock Exchange 300 Composite Index ("TSX 300") and the Toronto Stock Exchange Steel Sub-Group Index ("TSX Steel"), respectively.


  CUMULATIVE VALUE OF A $100 CDN INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

                                [GRAPHIC OMITTED]
                                  [LINE CHART]

COMPENSATION OF DIRECTORS

GENERAL

         The directors of the Company who are not employed by the Company are compensated for their service to the Company in a manner designed to closely reflect the responsibilities undertaken, risks assumed and time committed and to align their interests with those of the shareholders of the Company. The Company requires each director to hold 5,000 Common Shares of the Company, or a combination of Common Shares and deferred share units (or "DSUs", as described below). New directors are given a maximum of five years to reach this level of share ownership.

BOARD AND COMMITTEE REMUNERATION

         Effective April 30, 2003, each director who was not an employee of IPSCO, other than the Chairman, was paid in monthly installments as follows (in cash and DSUs as explained below):

         Annual Retainer Fee ........................................... $35,000
         Annual Committee Chair Fee .................................... $5,000
         Board and Committee Meeting Fee (in person attendance) ........ $1,500
         Board and Committee Meeting Fee (teleconference attendance) ... $750

         At least one-half of the Annual Retainer Fee must be taken in DSUs. All other fees may be taken in cash or DSUs, at the election of the director.

         The Chairman of the Board, in lieu of the fees noted above, was paid an annual retainer fee of $120,000 effective April 1, 2003. On July 24, 2003, all continuing directors received 600 performance units as further described below. In addition, the Company has in place group life and group accident, death and dismemberment insurance policies of $25,000 coverage for the outside directors, the aggregate cost to the Company of which was $1,116 CDN in the 2003 fiscal year.

                                          FEES PAID TO DIRECTORS IN 2003

       The following table sets forth the fees paid to directors in 2003:

====================================================================================================================
                                                           TOTAL BOARD AND                          PERCENTAGE OF
                     ANNUAL RETAINER   ANNUAL COMMITTEE      COMMITTEE                           TOTAL COMPENSATION
       NAME               FEE           CHAIRMAN FEES      MEETING FEES        TOTAL FEES PAID     TAKEN IN DSUS
                          ($)                ($)                 ($)                  ($)               (%)
--------------------------------------------------------------------------------------------------------------------
Michael A. Grandin        32,667              --               15,250             47,917                50
--------------------------------------------------------------------------------------------------------------------

Juanita H. Hinshaw        32,667              --               18,250             50,917                32
--------------------------------------------------------------------------------------------------------------------

Burton M. Joyce          108,333              --                 --               108,333               82
--------------------------------------------------------------------------------------------------------------------

Jack D. Michaels          32,667             3,750             21,750             58,167                100
--------------------------------------------------------------------------------------------------------------------

Bernard M. Michel         32,667              --               17,500             50,167                33
--------------------------------------------------------------------------------------------------------------------

Allan S. Olson            32,667              --               17,500             50,167                33
--------------------------------------------------------------------------------------------------------------------

Arthur R. Price           32,667              --               15,000             47,667                50
--------------------------------------------------------------------------------------------------------------------

Richard G. Sim            32,667              --               14,500             47,167                100
--------------------------------------------------------------------------------------------------------------------

Roger E. Tetrault         32,667              --               16,000             48,667                45
--------------------------------------------------------------------------------------------------------------------

Gordon Thiessen           32,667              --               14,000             46,667                100
--------------------------------------------------------------------------------------------------------------------

D. Murray Wallace         32,667             8,000             21,750             62,417                50
--------------------------------------------------------------------------------------------------------------------

John B. Zaozirny          32,667              --               21,250             53,917                50
====================================================================================================================

IPSCO DEFERRED SHARE UNIT PLAN

         In 1999, the Board approved a Deferred Share Unit Plan, which was amended in 2003. Under the Deferred Share Unit Plan, directors may elect to receive some or their entire annual retainer and certain other director fees in the form of deferred share units or "DSUs". DSUs are bookkeeping entries of the Company, each of which has a value equal to the value of a Common Share of the Company. Directors are also credited with additional DSUs with a value equivalent to the amount of dividends that would have been paid on the Common Shares underlying the DSUs credited to their DSU account during the period in question.

         The value of DSUs awarded to directors is only payable to directors at the time of retirement from the Board, at which time the directors may receive the value of the DSUs credited to them, calculated with reference to the trading price of Common Shares at that time, less applicable withholding taxes, in cash or in shares purchased on the open market or, at the option of the Company and subject to applicable regulatory and shareholder approval, Common Shares issued by the Company. In conjunction with the establishment of the Deferred Share Unit Plan and as noted above, the Board also determined that each director must hold 5,000 Common Shares of the Company or a combination of Common Shares and DSUs within five years or, in the case of new directors, within five years of becoming a director.

IPSCO SHARE OPTION INCENTIVE PLAN

         Directors are also eligible to participate in the Incentive Plan. Traditionally, each new director of the Company was granted options for the purchase of 5,000 Common Shares, which options vested over three years and all continuing directors received an annual grant of options for the purchase of 1,500 Common Shares, which options also vested over three years. All options, if granted, are granted with an exercise price at the closing trading price of the Common Shares on the last business day preceding the grant.

         In 2003, rather than giving the continuing directors an annual grant of stock options, the Board elected to award the continuing directors 600 performance units, the vesting of which will occur upon completion of a three-year performance period beginning on July 1, 2003 and ending on June 30, 2006 during which the Company must achieve positive cumulative net income attributable to the Common Shares (as calculated on a consolidated basis in accordance with Canadian generally accepted accounting principles). Vesting may occur earlier in the event of a change of control of the Company, cessation of the recipient's directorship due to death, or in such other circumstances as may be approved by the Board.

INDEBTEDNESS OF OFFICERS

         The following table sets forth the incidences of non-routine indebtedness of directors, executive officers or senior officers of the Company:

==================================================================================================================
                                          INVOLVEMENT OF   LARGEST AMOUNT        AMOUNT
                NAME AND                     ISSUER OR      OUTSTANDING     OUTSTANDING AS AT   TERM TO MATURITY
           PRINCIPAL POSITION               SUBSIDIARY      DURING 2003       MARCH 3, 2004
                                                                 ($)               ($)
------------------------------------------------------------------------------------------------------------------
John Comrie, Q.C., Director of Trade          Lender           200,000           190,000         July 1, 2016
Policy and Communications and Assistant
Secretary
==================================================================================================================

         The indebtedness described above does not bear interest, is secured by the residence of the borrower and was made pursuant to a relocation loan entered into prior to July 30, 2002. In compliance with the Sarbanes-Oxley Act of 2002 in the U.S. effective July 30, 2002, the Company ceased making loans of any kind to executive or senior officers.

APPOINTMENT OF AUDITORS

         The Board recommends that Ernst & Young LLP be reappointed as auditors of the Company until the close of the next annual meeting and that the Board of Directors be authorized to fix their remuneration. Ernst & Young LLP has served as the auditors of the Company since April 1991. The appointment of auditors will be decided by a simple majority of votes cast by holders of Common Shares at the Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF THE COMPANY AT REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS.

         The aggregate fees billed by Ernst & Young LLP for audit and audit-related services, including expenses, provided to the Company for the 2003 fiscal year were approximately $1,010,800. For non-audit services, which consisted primarily of tax advice and services, fees billed, including expenses, were approximately $381,900. There were no other fees billed to the Company by Ernst & Young LLP.

         Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they so wish. The representatives will also be given the opportunity to respond to appropriate questions.

APPROVAL OF SHAREHOLDER RIGHTS AGREEMENT

         Under current Canadian securities laws, there is no assurance that a board of directors will, when confronted with a hostile takeover bid, have sufficient time to determine whether there is a course of action that will provide the corporation and its shareholders with a better alternative to the bid. As a result, many public companies in Canada have adopted shareholder rights plans aimed at expanding the time available to explore other options and encouraging bidders to make an offer that represents fair value to all holders of Common Shares.

          The Company has had a shareholder rights agreement (the Rights Agreement) since March of 1990. The purpose of the Rights Agreement is not to prevent a takeover of the Company nor to deter offers for Common Shares, and the Rights Agreement in no way affects the duty of the Board to act honestly, in good faith and with a view to the best interests of the shareholders. Instead, the Rights Agreement is a "shareholder-friendly" plan which is intended, in the event that an offer is made for control of the Company, to: (i) provide shareholders of the Company sufficient time to assess the offer; (ii) create a level playing field to ensure that all shareholders are treated equally in connection with a change of control; and (iii) provide the Board of Directors sufficient opportunity to determine whether there is a course of action that would afford shareholders a better alternative. It does this by making it impractical to acquire 20% or more of the outstanding Common Shares other than by way of a Permitted Bid or Competing Permitted Bid (as such terms are defined in the Rights Agreement), i.e., the Rights will substantially dilute the holdings of the potential acquirer if the Permitted Bid or Competing Permitted Bid procedures (one of which procedures being that the bid must be held open for 60 days) are not followed.

         The Rights Agreement was first ratified by the shareholders of the Company on April 26, 1990, and was amended and restated in 1995, 1998 and 2001. Each amendment and restatement has been approved by the shareholders of the Company. The 2001 amended and restated Rights Agreement was given a favourable review by Fairvest Proxy Monitor Corp (Fairvest). That agreement, still in effect, will by its own terms expire on April 29, 2004 unless it is reconfirmed by the shareholders at the Meeting.

         The Board has considered whether the interests of the Company and its shareholders would be best served by a further three-year extension of the Rights Agreement. The Board has concluded that the continuation of a shareholders rights plan for a three-year period in the form previously approved in 2001 (save only for: (i) correction of two minor typographical errors in the wording of the current agreement and (ii) the updating of a reference to the length of time Canadian law requires a takeover bid to be held open, I.E., the amended language would reflect the current 35-day period rather than the 21-day period under prior law) would be in the best interests of the Company, and its shareholders. In light of the foregoing, shareholders will be asked to consider, and if deemed advisable, approve the Rights Agreement as amended and restated in Schedule "D" to this Management Proxy Circular.

         The text of the proposed resolution is as follows:

                  Be It Resolved that:

                  The continued existence of the shareholder rights under the amended and restated rights agreement (Rights Agreement) as set out in Schedule "D" to the Management Proxy Circular of the Company dated March 3, 2004, be and is hereby approved and the Rights Agreement is hereby ratified, confirmed and approved by the shareholders of the Company.

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE RIGHTS AGREEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF SUCH RESOLUTION. The resolution constitutes special business of the shareholders and will be decided by a majority of votes cast by holders of Common Shares at the Meeting.

         The persons named in the enclosed form of proxy intend to vote in favour of such resolution.

         Prior to the Meeting, the Board of Directors is able to consider, and if deemed appropriate approve, further amendments to the Rights Agreement, which would then be presented in amended form to the shareholders.

SHAREHOLDER PROPOSALS

         The Canada Business Corporations Act permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2005 at least 90 days before the anniversary date of the Notice of Meeting attached to this Management Proxy Circular.

CORPORATE DISCLOSURE DOCUMENTS

         Copies of the Company's most recent Annual Information Form, comparative financial statements for the financial years ended December 31, 2003 and 2002, together with the Auditors' Report thereon, and this Management Proxy Circular are available without charge upon request to the Secretary of the Company.

         I HEREBY CERTIFY that the Board of Directors of IPSCO Inc. has approved the contents and sending of this Management Proxy Circular.

           DATED the 3rd day of March, 2004.



                                           /s/ David Sutherland

                                           DAVID SUTHERLAND
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  SCHEDULE "A"


THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE CHARTER

         I. PURPOSE OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

         The Board of Directors (the "Board") of IPSCO Inc. (the "Corporation") has constituted and established a Management Resources and Compensation Committee (the "Committee") with the authority, duties and responsibilities described in this Management Resources and Compensation Committee Charter.

         II.  COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

         The Committee shall be composed of three or more directors, one of whom shall serve as Chair of the Committee, as determined by the Board upon the recommendation of the Governance and Compliance Committee. Each member of the Committee shall satisfy the independence requirements for directors under applicable securities law, rules, regulations and listing requirements. Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy. The members of the Committee may be removed by majority vote of the Board. The Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable laws, regulations and listing requirements.

         III. DUTIES AND RESPONSIBILITIES OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

         The Committee shall have the following duties and responsibilities:

         (a) To recommend to the Board the names and persons to be appointed as the officers of the Corporation.

         (b) To review matters relating to the performance of the senior officers of the Corporation and, where applicable, succession planning for the senior offices of the Corporation and make recommendations to the Board in respect of such matters as may appear appropriate to the Committee.

         (c) To review and approve the corporate goals and objectives relevant to compensation of the Chief Executive Officer of the Corporation ("CEO"), evaluate the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation (either as a Committee or with other independent directors of the Corporation, as directed by the Board). In determining the long-term incentive component of CEO compensation, the Committee will normally consider the Corporation's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the Corporation's CEO in past years.

         (d) To approve compensation policies applicable to senior officers and other management personnel of the Corporation other than the CEO.

         (e) To approve the terms and administer all benefit, incentive and other compensation plans for senior officers and other personnel of the Corporation, including bonus, equity compensation and profit sharing plans, and any amendments thereto, as the Committee may deem appropriate.

         (f) To approve those officers, employees or classes of employees to be designated as eligible for participation in any benefit, incentive, or other compensation plan of the Corporation and the terms of such participation.

         (g) To arrange for the annual preparation and recommendation to the Board of the report on executive compensation required by applicable corporate and securities laws and regulations to be included in the Corporation's annual management proxy circular or annual report to be filed with Canadian securities regulators and the U.S. Securities and Exchange Commission.

         (h) To review the terms and conditions of and administer all retirement plans of the Corporation (both pension plans and retirement savings plans), including oversight of the financial performance of the funds under such plans and making appropriate changes to fund management.

         IV. MEETINGS AND REPORTS OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

         The Committee will meet as often as necessary to carry out its responsibilities. Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.

         V.  EVALUATION OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

         The Committee shall evaluate its performance on an annual basis.

         VI.  OUTSIDE ADVISORS

         The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities and may retain, at the Corporation's expense, such independent counsel or other advisors as it deems necessary. The Committee shall have the sole authority to retain or terminate a compensation consultant to assist the Committee in carrying out its responsibilities, including sole authority to approve the consultant's fees and other retention terms, such fees to be borne by the Corporation.

                                  SCHEDULE "B"


THE GOVERNANCE AND COMPLIANCE COMMITTEE CHARTER

         I.   ORGANIZATION OF THE GOVERNANCE AND COMPLIANCE COMMITTEE

         The Board of Directors (the "Board") of IPSCO Inc. (the "Corporation") has constituted and established a Governance and Compliance Committee (the "Committee") to be composed of three or more directors, one of whom shall serve as Chair of the Committee, as determined by the Board of Directors (the "Board") from time to time. Each member of the Committee shall satisfy the independence requirements for directors under applicable securities rules, regulations and listing requirements. Each member of the Committee shall be elected annually to one-year terms by a majority vote of the Board. Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following occurrence of the vacancy. The members of the Committee may be removed by a majority vote of the independent directors of the Board then in office. The Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable laws, regulations and listing requirements.

         II.  PURPOSE OF THE GOVERNANCE AND COMPLIANCE COMMITTEE

         The purpose of the Committee is (a) to review and report to the Board on matters of corporate governance and Board composition and (b) to provide oversight review of the Corporation's systems for achieving compliance with legal and regulatory requirements. The Committee's oversight role regarding compliance systems shall not include responsibility for the Corporation's actual compliance with applicable laws and regulations.

         III. DUTIES AND RESPONSIBILITIES OF THE GOVERNANCE AND COMPLIANCE COMMITTEE

         The Committee shall have the following duties and responsibilities:

         A. GOVERNANCE

         1. To develop the approach of the Corporation in matters of corporate governance, including the written statement of corporate governance principles applicable to the Corporation, as set forth in the Corporation's annual management proxy circular and to make recommendations to the Board with respect to all such matters.

         2. To assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

                  (a)      to consider the appropriate size of the Board;

                  (b) to identify, either directly or with the assistance of a search firm, candidates for membership on the Board and review their qualifications;

                  (c) to recommend to the Board criteria for the composition of the Board and the selection of directors;

                  (d) to review succession planning issues with respect to the members of the Board and, upon the retirement of the Chair, make a recommendation to the Board with respect to the appointment of a new Chair;

                  (e) to monitor the individual performance of members of the Board; and

                  (f) to recommend to the Board candidates to fill vacancies occurring between annual meetings and to recommend nominees for election at annual meetings.

         3. To oversee the evaluation of, and report to the Board on, the performance of the Board as a whole, its committees and, in conjunction with the Management Resources and Compensation Committee, the management of the Corporation.

         4. To consider the mandates of the committees of the Board, selection and rotation of committee members and Chairs, and make recommendations to the Board in connection with the same.

         5. To consider the adequacy and the nature of the compensation to be paid to the members of the Board and make recommendations to the Board in connection with the same.

         6. To assess and report to the Board with respect to the new directors familiarization program of the Corporation.

         B. COMPLIANCE

         1. To review the policies, programs, and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:

                  (a)      environmental law

                  (b)      health and safety law

                  (c)      corporate and securities law

                  (d)      antitrust and competition law

                  (e)      regulation of employment practices

                  (f)      corporate policy on conflicts of interest

                  (g) such other areas of regulatory law and corporate policy statements as the Committee considers appropriate from time to time.

         2. To report and make recommendations to the Board on such areas of regulatory and corporate compliance as are considered appropriate from time to time.

         IV.  MEETINGS AND REPORTS OF THE GOVERNANCE AND COMPLIANCE COMMITTEE

         The Committee will meet as often as necessary to carry out its responsibilities. Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.

         V.   OUTSIDE ADVISORS

         The Committee has sole authority to retain and terminate any search firm to be used to identify director candidates. The Committee also has sole authority to negotiate contracts with the search firm and to establish the fees payable to the search firm. The Committee also has the authority to retain other professionals to assist it, as it deems necessary, and to establish the fees payable to such other professionals.

                                  SCHEDULE "C"


THE AUDIT COMMITTEE CHARTER

         I.   ORGANIZATION OF THE AUDIT COMMITTEE

         The Audit Committee shall be comprised of three or more directors, one of whom shall serve as the Chair of the Committee, as determined by the Board of Directors ("Board"). Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements, as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

         The Audit Committee may form and delegate authority to subcommittees when appropriate.

         II.  PURPOSE OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Corporation's internal audit function and external auditors and (d) the adequacy of the Corporation's internal controls.

         Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The members of the Audit Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of either the Audit Committee as a whole or any individual member thereof to conduct audits or investigations or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with either generally accepted accounting principles, any applicable rules and regulations, or the Company's corporate policies and procedures. These are the responsibilities of management and the external auditors.

         III.  MEETINGS OF THE AUDIT COMMITTEE

         The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall not be less than once in each quarter. As part of its job to foster open communication, the Audit Committee shall meet periodically with management, the internal audit function and the external auditors (and, if appropriate, internal or external legal counsel) in separate sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately. The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee and, in consultation with the other members of the Audit Committee, shall set the date and length of each meeting and the agenda of items to be addressed.

         IV.  DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

         The Audit Committee shall have the following specific duties and responsibilities:

         A. WITH RESPECT TO EXTERNAL AUDITORS

         1. To have the sole authority and to be directly responsible for the appointment (subject to any required shareholder approvals), retention, compensation, and oversight of the work of the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Such responsibility shall include (a) the review with the external auditors of any audit problems or difficulties and management's response thereto and (b) the resolution of disagreements between management and the external auditors regarding financial reporting. The Audit Committee shall consult with management but shall not delegate these responsibilities.

         2. To have the sole authority to review in advance, and grant any appropriate pre-approvals, of (a) all auditing services to be provided by the external auditors and (b) all non-audit services to be provided by the external auditors, as permitted by applicable law, and in connection therewith, to approve all related fees and other terms of engagement. The Audit Committee shall also review and approve public disclosures in respect of such non-audit services that, under applicable law, are required to be set forth in periodic reports or other public filings or submissions.

         3. To review on an annual basis the performance of the external auditors.

         4. To obtain and review at least annually a report from the external auditors describing (a) the external auditors' internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues, and (c) all relationships between the external auditors and the Corporation.

         5. To discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors and to satisfy itself as to the external auditors' independence.

         6. To confirm that the lead audit partner and the audit partner responsible for reviewing the audit have not performed audit services for the Corporation for more than the five previous fiscal years.

         7. To review all reports required by Section 10A of the U.S. Securities Exchange Act (and any other applicable law) to be submitted to the Audit Committee by the external auditors.

         8. To review, based upon the recommendation of the external auditors and the internal audit function, the scope and plan of the work to be done by the external auditors for each upcoming year, including the proposed fees for such work.

         B. WITH RESPECT TO THE ANNUAL FINANCIAL STATEMENTS, THE MD&A AND THE
            AIF

         1. To review and discuss with management, the internal audit function and the external auditors the Corporation's annual audited financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations", and to obtain an explanation from management of all significant variances between comparative reporting periods.

         2. To recommend to the Board, if appropriate, that the Corporation's annual audited financial statements be included in (a) the Corporation's Annual Information Form for filing with the Canadian securities commissions and (b) its annual report on Form 40-F for filing with the U.S. Securities and Exchange Commission.

         3. To prepare any reports required of the Audit Committee by applicable securities laws or stock exchange listing requirements or rules.

         C. WITH RESPECT TO INTERIM FINANCIAL STATEMENTS

         1. To review and discuss with management, the internal audit function, and the external auditors (a) the Corporation's quarterly financial statements, including disclosures made in "Management's Discussion and Analysis" and (b) the external auditors' review of the quarterly financial statements. Such review and discussion shall be made prior to the submission of the quarterly financial statements to shareholders, regulatory authorities or the public.

         2. To approve the Corporation's quarterly unaudited financial statements and quarterly disclosures made in Management's Discussion and Analysis for filing with the Canadian securities commissions and the U.S. Securities and Exchange Commission.

         D. WITH RESPECT TO ANNUAL REVIEWS

         1. To obtain and review an annual report from management relating to the accounting principles used in the preparation of the Corporation's financial statements, including those policies for which management is required to exercise discretion or judgment regarding the implementation thereof.

         E. WITH RESPECT TO PERIODIC REVIEWS

         1. To review with each of management, the external auditors, and the internal audit function (a) any significant disagreement between management and the external auditors or the internal audit function in connection with the preparation of the draft periodic financial statements, (b) any problems or difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.

         2. To discuss periodically with the external auditors, without management being present, (a) their judgments about the quality and appropriateness of the Corporation's accounting principles and financial disclosure practices as applied in the Corporation's financial reporting and (b) the completeness and accuracy of the Corporation's financial statements.

         3. To consider and approve, if appropriate, significant changes to the Corporation's accounting principles and financial disclosure practices as suggested by the external auditors, management or the internal auditors, and to review with the independent auditors, management and the internal auditors, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Audit Committee, have been implemented.

         4. To review and discuss with management, the internal audit function, the external auditors, and, if appropriate, the Corporation's internal or external legal counsel, any legal, regulatory, accounting standard or compliance matters that could have a significant impact on the Corporation's financial statements.

         F. WITH RESPECT TO DISCUSSIONS WITH MANAGEMENT

         1. To review and discuss with management the Corporation's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

         2. To review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons, that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

         3. To review and discuss with management the Corporation's major risk exposures and the steps management has taken to monitor, control and manage such exposures, and to identify and assess the adequacy of policies and guidelines designed by management to address risk assessment and risk management.

         4. The Committee will review periodically with the Company's General Counsel all legal and regulatory matters which may have a material effect on the Corporation's financial statements.

         G. WITH RESPECT TO THE INTERNAL AUDIT FUNCTION AND INTERNAL CONTROLS

         1. To review, based upon the recommendation of the external auditors and the internal audit function, the scope and plan of the work to be done by the internal auditor.

         2. To review (a) reports of the internal auditor that have been submitted to the Audit Committee, (b) any management response thereto and (c) any subsequent follow-up to material weaknesses identified in
         (a) or (b).

         3. To review and consult with management with respect to the appointment and replacement of the Corporation's internal auditors, and to review on an annual basis the performance of the internal audit function.

         4. To review in consultation with the external auditors and the internal audit function the adequacy of the Corporation's internal control structure and procedures, and to discuss the responsibilities, budget and staffing needs of the internal audit function.

         5. To establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

         6. To review (a) the internal control report required by applicable law to be prepared by management, including management's assessment of the effectiveness of the Corporation's internal control structure and procedures for financial reporting and (b) the external auditors' attestation, and report, on the assessment made by management.

         H. WITH RESPECT TO OTHER MATTERS

         1. To review and approve (a) any change or waiver in the Corporation's Code of Business Conduct for officers and directors and (b) any public disclosure regarding such change or waiver.

         2. To establish a policy addressing the Corporation's hiring of employees or former employees of the external auditors who are or were engaged on the Corporation's account.

         3. To review the appointments of the Chief Financial Officer and other key financial executives from time to time involved in the financial reporting process.

         4. To review and reassess the adequacy of this Charter annually and recommend to the Board any changes considered appropriate by the Audit Committee.

         5. To review the performance of the Audit Committee annually.

         6. To report regularly to the Board on such matters as the Audit Committee considers appropriate.

         7. To perform any other activities consistent with this Charter, the Corporation's by-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

         8. Although the Audit Committee is not required to conduct audits or investigations, it retains the discretion to do so if it deems it appropriate. Such discretionary audits or investigations may be performed directly by one or more members of the Audit Committee or indirectly through outside consultants or members of management.

         9. To receive reports from time to time from the Chairman of the Management Disclosure Committee on Committee meetings and the CEO/CFO certification process.

         V. OUTSIDE ADVISORS

         The Audit Committee shall have the authority to retain independent accounting, legal, and other consultants to advise the Audit Committee, as it determines necessary to carry out its duties. The Audit Committee may request any officer or employee of the Corporation, or the Corporation's internal or external legal counsel or its external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

         The Audit Committee shall determine the extent of funding necessary for payment of compensation to the external auditors for the purpose of rendering or issuing the annual audit report or performing other audit, review or attest services and to any independent accounting, legal and other consultants retained to advise the Audit Committee or to conduct investigations or audits and once determined, such funds, including any ordinary administrative expenses that are necessary or appropriate in carrying out the Audit Committee duties, shall be made available by the Corporation.

                                  SCHEDULE "D"





                          SHAREHOLDER RIGHTS AGREEMENT
               Dated as of March 14, 1990, as amended and restated
        on April 20, 1995, April 24, 1998, May 2, 2001 and April 29, 2004
                                     between
                                   IPSCO INC.
                                       and
                      COMPUTERSHARE TRUST COMPANY OF CANADA
                                 as Rights Agent

                                TABLE OF CONTENTS

ARTICLE I - CERTAIN DEFINITIONS
1.01        Certain Definitions.........................................................2
1.02        Currency...................................................................11
1.03        Acting Jointly or in Concert...............................................11
1.04        References to Agreement....................................................11

ARTICLE II - RIGHTS
2.01        Legend on Common Share Certificates........................................11
2.02        Initial Exercise Price; Exercise of Rights; Detachment of Rights...........12
2.03        Adjustments to Exercise Price; Number of Rights............................13
2.04        Date on Which Exercise is Effective........................................17
2.05        Execution. Authentication. Delivery and Dating of Rights Certificates......17
2.06        Registration. Registration of Transfer and Exchange........................18
2.07        Mutilated, Destroyed. Lost and Stolen Rights Certificates..................18
2.08        Persons Deemed Owners......................................................19
2.09        Delivery and Cancellation of Certificates..................................19
2.10        Agreement of Rights Holder.................................................19

ARTICLE III - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS
3.01        Flip-in Event..............................................................19

ARTICLE IV - THE RIGHTS AGENT
4.01        General....................................................................21
4.02        Merger. Amalgamation or Consolidation or Change of Name of Rights Agent....21
4.03        Duties of Rights Agent.....................................................22
4.04        Change of Rights Agent.....................................................23

ARTICLE V - MISCELLANEOUS
5.01        Redemption, Waiver and Termination.........................................23
5.02        Expiration.................................................................25
5.03        Determinations and Actions by the Board of Directors.......................25
5.04        Issuance of New Rights Certificates........................................25
5.05        Supplements and Amendments.................................................25
5.06        Fractional Rights and Fractional Shares....................................26
5.07        Rights of Action...........................................................26
5.08        Regulatory Approvals.......................................................27
5.09        Declaration as to Non-Canadian Holders.....................................27
5.10        Holder of Rights Not Deemed a Shareholder..................................27
5.11        Notices....................................................................27
5.12        Costs of Enforcement.......................................................28
5.13        Successors.................................................................28
5.14        Benefits of this Agreement.................................................28
5.15        Descriptive Headings.......................................................28
5.16        Governing Law..............................................................28
5.17        Counterparts...............................................................29
5.18        Severability...............................................................29
5.19        Time of the Essence........................................................29

         THIS AGREEMENT dated as of the 14th day of March, 1990, as amended and restated as of the 20th day of April, 1995, the 24th day of April, 1998, the 2nd day of May, 2001 and the 29th day of April, 2004.

BETWEEN:

         IPSCO INC., a corporation continued under the Canada Business Corporations Act (hereinafter referred to as the "Company"),

                                                              OF THE FIRST PART,

                                     - and -

         COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Rights Agent"),
                                                             OF THE SECOND PART.

                          SHAREHOLDER RIGHTS AGREEMENT

         WHEREAS the Company and the Rights Agent (then known as Computershare Trust Company of Canada) entered into a Shareholder Rights Agreement dated as of the 14th day of March, 1990, amended the Shareholder Rights Agreement as of April 20, 1995 amended and restated the Shareholder Rights Agreement as of April 24, 1995 and wish to amend and restate such agreement by entering into this Agreement;

         AND WHEREAS the Board of Directors of the Company has determined that it is advisable to adopt a shareholder rights agreement (the "Rights Agreement");

         AND WHEREAS in order to implement the Rights Agreement, the Board of Directors of the Company has:

         (a) authorized and declared a distribution of one right (a "Right") effective 7:00 p.m. (Central Standard Time) on March 14, 1990 in respect of each Common Share (hereinafter defined) outstanding at the close of business on March 14, 1990 (the "Record Time");

         (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

         (c) authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights.

         AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

         AND WHEREAS the Company desires to appoint a Rights Agent to act on behalf of the Company, and the Rights Agent is willing to act in connection with the issuance, transfer, exchange and replacement of the Rights Certificates, the exercise of Rights and other matters as referred to herein;

         AND WHEREAS the shareholders approved this Agreement, as amended and restated, on April 29, 2004;

         NOW, THEREFORE, IN CONSIDERATION OF the premises and respective agreements set forth herein, the parties hereby agree as follows:

                        ARTICLE I - CERTAIN DEFINITIONS

1.01     CERTAIN DEFINITIONS

         For purposes of this Agreement, the following terms have the meanings indicated:

         (a) "Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company; provided, however, that the term "Acquiring Person" shall not include:

                  (i)      the Company or any Subsidiary of the Company;

                  (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisition, (C) Exempt Acquisition or (D) Pro Rata Acquisition; PROVIDED, HOWEVER that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares of the Company then outstanding by reason of one or any combination of the operation of clauses (A), (B),
                           (C) or (D) above and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

                  (iii) for a period of 10 days after the Disqualification Date (as hereinafter defined in this subparagraph 1.01(a) (iii)), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause l.01(e)(viii) because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid either alone or by acting jointly or in concert with any other Person or becomes otherwise disqualified. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid;

                  (iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company; or

                  (v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Company that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

         (b) "Affiliate" when used to indicate a relationship with a specified Person means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

         (c) "Agreement" shall mean this shareholder rights agreement dated as of March 14, 1990 between the Company and the Rights Agent, as amended and restated on April 20, 1995 and April 24, 1998 and as it may be subsequently amended or restated from time to time.

         (d) "Associate" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

         (e) A Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership", of, and to "Beneficially Own":

                  (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

                  (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days thereafter and whether or not on the condition or on the happening of any contingency) pursuant to any agreement, arrangement or understanding, whether or not in writing, (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities or to a pledge of securities in the ordinary course of business) or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and

                  (iii) any securities which are Beneficially Owned within the meaning of subparagraph 1.01 (e)(i) and (ii) by any other Person with whom such Person is acting jointly or in concert;

                  PROVIDED, HOWEVER, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership", of, or to "Beneficially Own", any security:

                  (iv) where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

                  (v) where such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security; provided that: (A) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client") including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable laws; (B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts; (C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (D) such Person (the "Independent Person"), any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof, or is a Plan and holds such security for the purposes of its activities as an Independent Person or as a Plan; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Independent Person or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

                  (vi) where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (C) a Plan with the same Independent Person as another Plan on whose account the independent person holds such security;

                  (vii) where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (C) a Plan and such security is owned at law or in equity by the Independent Person or the Plan; or

                  (viii) such Person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depositary.

         (f) "Board of Directors" shall mean the board of directors of the Company or any duly constituted and empowered committee thereof;

         (g) "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the City of Regina, Saskatchewan are authorized or obligated by law to close.

         (h) "Canada Business Corporations Act" shall mean the Canada Business Corporations Act, R.S.C. 1985, C-44, as amended, and the regulations thereunder, and any comparable or successor laws or regulations or, if such laws or regulations shall be repealed or rescinded and there shall be no comparable or successor laws or regulations, the laws and regulations as in effect on the date of this Agreement.

         (i) "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

         (j) "Canadian-U.S. Exchange Rate" shall mean on any date the inverse of the U.S.-Canadian Exchange Rate.

         (k) "close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Regina (or, after the Separation Time, the offices of the Rights Agent) becomes closed to the public.

         (l) "Common Shares" shall mean the common shares in the capital stock of the Company.

         (m) "Competing Permitted Bid" means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in subparagraph 1.01 (ag)(ii) may provide that the Voting Shares that are the subject of the Take-over Bid may be taken up or paid for on a date which is not earlier than the later of (i) 35 days after the date of the Take-over Bid; and
                  (ii) the 60th day after the date on which the initial Permitted Bid with which such Take-over Bid competes was made.

         (n) "controlled": a corporation is "controlled" by another Person if:

                  (i) securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person; and

                  (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

                  and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

         (o) "Disposition Date" shall have the meaning ascribed thereto in paragraph 5.01(h).

         (p) "Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

         (q) "Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

                  (i) dividends paid in respect of shares of any class of the Company;

                  (ii)     proceeds of redemption of shares of the Company;

                  (iii) interest paid on evidences of indebtedness of the Company; or

                  (iv) optional cash payments, be applied to the purchase from the Company of Voting Shares.

         (r) "Election to Exercise" shall have the meaning ascribed thereto in subparagraph 2.02(d)(i).

         (s) "Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived, or is deemed to have waived, the application of Section 3.01 pursuant to the provisions of paragraph 5.01(b) or (h).

         (t) "Exercise Price" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $200.00 (without adjustment pursuant to Section 2.03 hereof for the three-for-two stock split of the Company effected by stock dividend with a payment date of March 9, 1998).

         (u) "Expansion Factor" shall have the meaning ascribed thereto in paragraph 2.03(b);

         (v)      "Expiration Time" shall mean the earlier of:

                  (i)      the Termination Time; or

                  (ii) the termination of the annual meeting of the Company in the year 2004.

         (w) A "Flip-in Event" shall mean a transaction in which any Person shall become an Acquiring Person.

         (x)      "holder" shall have the meaning ascribed thereto in Section
                  2.08.

         (y) "Independent Shareholders" shall mean holders of Voting Shares of the Company other than:

                  (i)      an Acquiring Person;

                  (ii) any Offeror, other than a Person described in subparagraph 1.01 (e)(v);

                  (iii) any Affiliate or Associate of any Acquiring Person or Offeror;

                  (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror;

         (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted or directs whether the Voting Shares be tendered to a Take-over Bid.

         (z) "Lock-up Agreement" means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

                  (i) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that is higher than the offering price contained in or proposed to be contained in the Lock-up Bid; or

                  (ii) (a) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Voting Share contained in or proposed to be contained in the Lock-up Bid; and (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

                  and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price in another take-over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction;

         (aa) "Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; PROVIDED, HOWEVER, that if an event of a type analogous to any of the events described in Section 2.03 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.03 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Share" of any securities on any date shall be:

                  (i) the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed and admitted to trading;

                  (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each share of such securities as reported by the principal national United States securities exchange on which securities are listed or admitted to trading;

                  (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last quoted price or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use; or

                  (iv) if for any reason none of such prices is available on such day or the securities are not quoted, listed or admitted to trading on a Canadian stock exchange, a national United States securities exchange or quoted by any over-the-counter market reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors of the Company,

                  PROVIDED, HOWEVER, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of securities on such date as determined by a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

         (bb) "1934 Exchange Act" shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

         (cc) "Nominee" shall have the meaning ascribed thereto in paragraph 2.02(c).

         (dd)     "Offer to Acquire" shall include:

                  (i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares; and

                  (ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

                  or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

         (ee) "Offeror" shall mean a Person who has announced a current intention to make or is making a Take-over Bid.

         (ff) "Offeror's Securities" means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire.

         (gg) "Permitted Bid" means a Take-over Bid made by an Offeror, for all or a portion of the Voting Shares, which is made by means of a take-over bid circular which also complies with the following additional provisions:

                  (i) the Take-over Bid is made to all holders of record of Voting Shares other than the Offeror;

                  (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

                  (iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in subparagraph l.0l(gg)(ii) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

                  (iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph 1.01
                           (gg)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten days from the date of such public announcement.

         (hh) "Permitted Bid Acquisition" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

         (ii) "Person" shall mean any individual, firm, partnership, association, trust, body corporate, corporation, unincorporated organization, syndicate, government entity or other entity.

         (jj) "Pro Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

                  (i)      a Dividend Reinvestment Acquisition;

                  (ii) a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

                  (iii) the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus provided that such rights are acquired directly or indirectly from the Company and not from any other person; or

                  (iv) a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person and shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution.

         (kk) "Record Time" shall have the meaning ascribed to it in paragraph (a) of the third whereas clause.

         (ll) "regular periodic cash dividend" shall mean cash dividends paid at regular intervals in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

                  (i) 200% of the cash dividends, on a per share basis, declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

                  (ii) 300% of the arithmetic mean of the cash dividends, on a per share basis, declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

                  (iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

         (mm) "Right" means a right to purchase a Common Share of the Company upon the terms and subject to the conditions set forth in this Agreement.

         (nn) "Rights Certificate" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Exhibit A.

         (oo) "Rights Register" shall have the meaning ascribed thereto in paragraph 2.06(a).

         (pp) "Securities Act (Saskatchewan)" shall mean The Securities Act, 1988 S.S. 1988, c. S-42.2, as amended, and the regulations thereunder and any comparable or successor laws or regulations thereto and the "Securities Act (Ontario)" shall mean the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder and any comparable or successor laws or regulations thereto. "Securities Acts" means the Securities Act (Saskatchewan), the Securities Act (Ontario) and the comparable legislation in each of the provinces of Canada.

         (qq) "Separation Time" shall mean the close of business on the eighth Trading Day after the earlier of:

                  (i)      the Stock Acquisition Date; and

                  (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or on such later day as the Board of Directors shall determine, provided that if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over bid shall be deemed, for purposes of this definition, never to have been made.

         (rr) "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to
                  Section 110 of the Securities Act (Saskatchewan), Section 101 of the Securities Act (Ontario) or Section 13(d) under the 1934 Exchange Act) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such.

         (ss) "Subsidiary": a corporation shall be deemed to be a Subsidiary of another corporation if:

                  (i)      it is controlled by:

                           (A)     that other; or

                           (B) that other and one or more corporations each of which is controlled by that other; or

                           (C) two or more corporations each of which is controlled by that other; or

                  (ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

         (tt) "Take-over Bid" shall mean an Offer to Acquire Voting Shares or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) at the date of the Offer to Acquire.

         (uu) "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Sections 3.01,
                  5.01 or 5.02.

         (vv) "Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

         (ww)     "U.S.-Canadian Exchange Rate" shall mean on any date:

                  (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

                  (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

         (xx) "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

         (yy) "Voting Share Reduction" means an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any person to 20% or more of the Voting Shares then outstanding.

         (zz) "Voting Shares" shall mean the Common Shares of the Company and any other shares of capital stock of the Company entitled to vote generally in the election of directors; and the percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

                                             100 X A/B

                  where

                  A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

                  B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

                  Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

1.02     CURRENCY

         All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.03     ACTING JOINTLY OR IN CONCERT

         For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate thereof to acquire or offer to acquire Voting Shares (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities or to a pledge of securities in the ordinary course of business).

1.04     REFERENCES TO AGREEMENT

         References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, paragraph, subparagraph, clause, subclause, or other subdivision or portion hereof and include any and every instrument supplemental or ancillary hereto.

                              ARTICLE II - RIGHTS

2.01     LEGEND ON COMMON SHARE CERTIFICATES

         Certificates for the Common Shares issued after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:


         Until the Separation Time (as defined in the Amended Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Agreement, dated as of the 14th day of March, 1990 and as amended and restated on the 20th day of April, 1995, between IPSCO Inc. (the "Company") and Computershare Trust Company of Canada, as Rights Agent (the "Amended Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal office of the Company. Under certain circumstances, as set forth in the Amended Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Amended Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Amended Rights Agreement to the holder of this certificate without charge within five days after the receipt of a written request therefor. The Amended Rights Agreement was further amended on the 24th day of April, 1998.

         Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

         All Certificates representing Common Shares that are issued and outstanding on April 24, 1998 shall be deemed to bear the foregoing legend.

2.02     INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS

         (a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, one Common Share.

         (b)      Until the Separation Time,

                  (i)      no Right may be exercised; and

                  (ii) each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated share. Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

         (c) After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) will be transferable independently of Common Shares. Promptly following the Separation Time, the Rights Agent on behalf of the Company will mail to each holder of record of Voting Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person, the holder of record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement describing the Rights (provided that a Nominee shall be sent the materials provided for in (A) and
                  (B) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person).

         (d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

                  (i) the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or such holder's executor or administrator or other personal representative or such holder's legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

                  (ii) payment in cash, or by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

         (e) Upon receipt of a Rights Certificate, with an Election to Exercise (that does not indicate that such Right is null and void as provided in paragraph 3.01(b)) accompanied by payment as set forth in subparagraph 2.02(d)(ii), the Rights Agent will promptly:

                  (i) requisition from the transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions),

                  (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares,

                  (iii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and

                  (iv) when appropriate, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate.

         (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

         (g)      The Company covenants and agrees that it will:

                  (i) take all such action as may be necessary and within its power to ensure that all shares delivered upon exercise of the Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and nonassessable;

                  (ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act and the Securities Acts or comparable legislation of each of the provinces of Canada or the rules and regulations thereunder or any other applicable law, rule or regulation of a province of Canada, in connection with the issuance and delivery of the Rights Certificates and the issuance of any shares upon exercise of Rights;

                  (iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded prior to the Stock Acquisition Date; and

                  (iv) pay when due and payable any and all Canadian and provincial transfer taxes (for greater certainty not including any income taxes of the holder or exercising holder or any liability of the Company to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for shares, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares in a name other than that of the holder of the Rights being transferred or exercised.

2.03     ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS

         (a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.03.

         (b) In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

                  (i) declare or pay a dividend on the Common Shares payable in Common Shares or other capital stock of the Company (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock of the Company) other than pursuant to any optional stock dividend program;

                  (ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

                  (iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

                  (iv) issue any Common Shares or other capital stock of the Company (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock of the Company) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this
                           Section 2.03,

                  the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below.

                  If the Exercise Price and number of Rights outstanding are to be adjusted:

                           (A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

                           (B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

                  and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.
                  If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. To the extent that such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights.

                  If, after the Record Time but prior to the Separation Time, the Company issues any securities in a transaction of a type similar to any of the transactions relating to Common Shares described in subparagraphs 2.03(b)(i) or (iv) which are exchangeable for or convertible into or give a right to purchase or subscribe for Common Shares, such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent shall amend this Agreement in order to effect such treatment; provided that no such amendment may materially adversely affect the interests of the holders of the Rights generally.

                  If an event occurs which would require an adjustment under both this Section 2.03 and Section 3.01, the adjustment provided for in this Section 2.03 shall be in addition to, and shall be made
                  prior   to, any adjustment required under Section 3.01.

         (c) In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common. Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right) per share less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company. To the extent that such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights.

                  For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any (i) dividend or interest reinvestment plan or (ii) any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Company or the investment of periodic optional payments or (iii) employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the then current Market Price per share (determined as provided in such plans) of the Common Shares.

         (d) In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in paragraph 2.03(c)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors of the Company) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

         (e) Each adjustment made pursuant to this Section 2.03 shall be made as of:

                  (i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph 2.03(a); and

                  (ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph 2.03(c) or (d).

         (f) Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in paragraph 5.05 (b) or 5.05
                  (c), as applicable, in the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in subparagraphs 2.03(b) (i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by paragraphs 2.03(b), (c) and (d) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may from time to time determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding paragraphs 2.03(b), (c) and (d), such adjustments, rather than the adjustments contemplated by paragraphs 2.03(b), (c) and (d), shall be made. The Company and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

         (g) Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price shall be required unless such adjustment (including any prior adjustments which have been carried forward and not given effect to) would require an increase or a decrease of at least 1% in the Exercise Price, provided that any adjustment which is not made as a result of this paragraph 2.03(g) shall be carried forward and taken into account in any subsequent adjustment. Each adjustment to the Exercise Price made pursuant to this Section 2.03 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.03 the Company shall:

                  (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, and

                  (ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

         (h) If as a result of an adjustment made pursuant to Section 2.02 or 2.03, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in subsections 2.03 (b),(c), (d), (e), (f),
                  (g), (i), (j) and (k), and the provisions of this Agreement with respect to the Common Shares and shall apply on like terms to any such other securities.

         (i) All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

         (j) In any case in which this Section 2.03 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

         (k) Notwithstanding anything in this Section 2.03 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.03, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any subdivision or consolidation of the Common Shares, issuance (wholly or in part for cash) of Common Shares or securities that by their terms are exchangeable for or convertible into or giving a right to acquire Common Shares, stock dividends or issuance of rights, options or warrants referred to in this Section 2.03, hereafter made by the Company to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

         (l) The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.01 or 5.05 take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

         (m) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

         (n) If the Company shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares otherwise than in a transaction referred to in paragraph 2.03(b) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.04     DATE ON WHICH EXERCISE IS EFFECTIVE

         Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with paragraph 2.02(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; PROVIDED, HOWEVER, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.05     EXECUTION. AUTHENTICATION. DELIVERY AND DATING OF RIGHTS CERTIFICATES

         (a) The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman of the Board, President and Chief Executive Officer, a Senior Vice President, a Vice President, Treasurer, Secretary or Assistant Secretary with its corporate seal reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior or subsequent to the countersignature and delivery of such Rights Certificates.

         (b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and deliver such Rights Certificates to the holders of the Rights pursuant to paragraph 2.02(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.06     REGISTRATION. REGISTRATION OF TRANSFER AND EXCHANGE

         (a) The Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

         (b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of paragraph 2.06(d), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

         (c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

         (d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.06, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.07     MUTILATED, DESTROYED. LOST AND STOLEN RIGHTS CERTIFICATES

         (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

         (b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

         (c) As a condition to the issuance of any new Rights Certificate under this Section 2.07, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

         (d)      Every new Rights Certificate issued pursuant to this Section
                  2.07 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.08     PERSONS DEEMED OWNERS

         The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.09     DELIVERY AND CANCELLATION OF CERTIFICATES

         All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this
Section 2.09, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10     AGREEMENT OF RIGHTS HOLDER

         Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

         (a) such holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

         (b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

         (c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

         (d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by a notice to the contrary; and

         (e) such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein).

                                 ARTICLE III -
                        ADJUSTMENTS TO THE RIGHTS IN THE
                          EVENT OF CERTAIN TRANSACTIONS

3.01     FLIP-IN EVENT

         (a) Subject to paragraph 3.01(b) and Section 5.01, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective from and after the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.03 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.03 shall have occurred).

         (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

                  (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

                  (ii) a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) in a transfer, whether or not for consideration, that the Board of Directors of the Company acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) that has the purpose or effect of avoiding subparagraph 3.0l(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement, and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

         (c) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.01, including without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act (Saskatchewan) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

         (d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either subparagraph 3.01(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

                  The Rights represented by this Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in paragraph 3.01(b) of the Rights Agreement.

                  PROVIDED THAT the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

                         ARTICLE IV - THE RIGHTS AGENT

4.01     GENERAL

         (a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

         (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.02     MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT

         (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.04 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

         (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.03     DUTIES OF RIGHTS AGENT

         The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

         (a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

         (b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any two of the Chairman of the Board, the President and Chief Executive Officer, a Senior Vice President, a Vice President, the Treasurer, the Secretary or and Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

         (c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

         (d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

         (e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to paragraph 3.01(b) hereof) or any adjustment required under the provisions of Section 2.03 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.03 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and nonassessable.

         (f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

         (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any of the Chairman of the Board, the President and Chief Executive Officer, a Senior Vice President, a Vice President, the Treasurer, the Secretary or an Assistant Secretary of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

         (h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

         (i) The Rights Agent may execute and exercise any of its rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.04     CHANGE OF RIGHTS AGENT

         The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.11. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.11. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Saskatchewan. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.11. Failure to give any notice provided for in this Section 4.04, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

                           ARTICLE V - MISCELLANEOUS

5.01     REDEMPTION, WAIVER AND TERMINATION

         (a) Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in paragraph 5.05(b) or 5.05(c), as applicable, the Board of Directors of the Company acting in good faith may at any time prior to the provisions of Section 3.01 becoming applicable as a result of the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section
                  2.03 if an event of the type analogous to any of the events described in Section 2.03 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

         (b) The Board of Directors of the Company acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.01 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in paragraph 5.01(h)); provided that if the Board of Directors waives the application of Section
                  3.01 to a particular Flip-in Event pursuant to this paragraph 5.01(b), the Board of Directors shall be deemed to have waived the application of Section 3.01 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this paragraph 5.01(b).

         (c) Where a Person acquires pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under paragraph 5.01(b), outstanding Voting Shares, other than Voting Shares Beneficially Owned at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under paragraph 5.0 1(b) by such Person, then the Company shall immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

         (d) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

         (e) If the Company is deemed under paragraph 5.01(c) to have elected to redeem the Rights, or the Board of Directors elects under either of paragraph 5.01(a) or (d) to redeem the Rights the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

         (f) Within 10 days after the Company is deemed under paragraph 5.01(c) to have redeemed the Rights or within 10 days after the Board of Directors elects under paragraph 5.01(a) or (d) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

         (g) Upon the Rights being redeemed pursuant to paragraph 5.01(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

         (h)      The Board of Directors may waive the application of Section
                  3.01 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this paragraph 5.01(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and
                  Section 3.01 shall apply thereto.

5.02     EXPIRATION

         No person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in paragraph 4.01(a) of this Agreement.

5.03     DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

         All such actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall not subject the Board to any liability to the holders of the Rights.

5.04     ISSUANCE OF NEW RIGHTS CERTIFICATES

         Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.05     SUPPLEMENTS AND AMENDMENTS

         (a) The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulations or rules thereunder.

         (b) Subject to paragraph 5.05(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below and with the prior approval of The Toronto Stock Exchange, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article IV except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Company.

         (c) The Company may, with the prior consent of the holders of Rights and with the prior approval of The Toronto Stock Exchange, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article IV except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.

         (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Company.

         (e) Any amendments made by the Company to this Agreement pursuant to paragraph 5.05(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rules thereunder shall:

                  (i) if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in paragraph 5.05(b), confirm or reject such amendment; or

                  (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in paragraph 5.05(d), confirm or reject such amendment.

                  Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.06     FRACTIONAL RIGHTS AND FRACTIONAL SHARES

         (a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation, in lieu of such fractional Rights, the Company shall pay to the registered holders of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of paragraph 3.01(b), at the time such fractional Rights would-otherwise be issuable), an amount in cash equal to the same fraction of the Market Value of a whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

         (b) The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Value of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.07     RIGHTS OF ACTION

         Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, as the case may be, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged - that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.08     REGULATORY APPROVALS

         Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of The Toronto Stock Exchange and other exchanges shall be obtained, relating to the issuance of Common Shares upon the exercise of Rights under paragraph 2.02(d).

5.09     DECLARATION AS TO NON-CANADIAN HOLDERS

         If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.10     HOLDER OF RIGHTS NOT DEEMED A SHAREHOLDER

         No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders, or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.11     NOTICES

         Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by first-class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Company following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

                   IPSCO Inc.
                   P.O. Box 1670 Regina, Saskatchewan
                   S4P 3C7

                   Attention: Vice President and Chief Financial Officer
                   Fax: (306) 924-7413

         Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first-class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice by fax), addressed (until another address is filed in writing with the Company) as follows:

                   Computershare Trust Company of Canada
                   530 - 8th Avenue SW, 6th Floor
                   Calgary, Alberta
                   T2P 3S8

                   Attention: Manager, Corporate Trust Services
                   Fax: (403) 267-6529

         Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered, sent by first-class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares in the case of holders of Rights.

         Any notice given or made in accordance with this Section 5.11 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

         If mail service is or is threatened to be interrupted at a time when the Company or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Company or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.11, give such notice by means of publication once in the business section of both the Financial Post and The Globe & Mail and, so long as the Company has a transfer agent in the United States, in a daily publication in the United States designated by the Company, or in such other publication or publications as may be designated by the Company and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.12     COSTS OF ENFORCEMENT

         The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Company or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.13     SUCCESSORS

         All of the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14     BENEFITS OF THIS AGREEMENT

         Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.15     DESCRIPTIVE HEADINGS

         Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.16     GOVERNING LAW

         This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Saskatchewan and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.17     COUNTERPARTS

         This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.18     SEVERABILITY

         If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.19     TIME OF THE ESSENCE

         Time shall be of the essence in this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date noted above.

                                IPSCO INC.

                                By:
                                        --------------------------------------

                                By:
                                        --------------------------------------



                                COMPUTERSHARE TRUST COMPANY OF CANADA

                                By:
                                        --------------------------------------

                                By:
                                        --------------------------------------

                                    EXHIBIT A

                          [FORM OF RIGHTS CERTIFICATE]

                           CERTIFICATE NO. _____RIGHTS


         THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN PARAGRAPH 3.01(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

                               RIGHTS CERTIFICATE

         This certifies that ___________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of the 14th day of March, 1990, as amended, (the "Rights Agreement") between IPSCO Inc., a corporation continued under the Canada Business Corporations Act (the "Company") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form hereinafter provided) duly executed and submitted to the Rights Agent at its principal office in any of the Cities of Vancouver, Calgary, Regina, Winnipeg, Toronto or Montreal. The Exercise Price shall initially be $200.00 (Cdn) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

         This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

         This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Right Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

         No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

         This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

         WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date:
      ----------------------------


IPSCO INC.

By:                                     By:
     -----------------------------           ----------------------------


Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA



By:
     -------------------------------
     Authorized Signature

                               FORM OF ASSIGNMENT

             (TO BE EXECUTED BY THE REGISTERED HOLDER IF SUCH HOLDER
                  DESIRES TO TRANSFER THE RIGHTS CERTIFICATES)

         FOR VALUE RECEIVED ______________________ hereby sells, assigns and transfers to __________________________________________________________.

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ______________as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated:  _______________________


Signature Guaranteed:
                                             ___________________________________
                                             Signature


                                             (Signature must correspond to name
                                             as written upon the face of this
                                             Rights Certificate in every
                                             particular, without alteration or
                                             enlargement or any change
                                             whatsoever)


Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada.

                                   CERTIFICATE
                            (TO BE COMPLETED IF TRUE)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.



_____________________________
Signature

                   [TO BE ATTACHED TO EACH RIGHTS CERTIFICATE]

                          FORM OF ELECTION TO EXERCISE

TO:  IPSCO INC.

The undersigned hereby irrevocably elects to exercise ________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:


                __________________________________
                (Name)


                __________________________________
                (Street)


                __________________________________
                (City and Province)


                __________________________________
                (Postal Code)


                __________________________________
                SOCIAL INSURANCE OR OTHER TAXPAYER
                IDENTIFICATION NUMBER


If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:


                __________________________________
                (Name)


                __________________________________
                (Street)


                __________________________________
                (City and Province)


                __________________________________
                (Postal Code)


                __________________________________
                SOCIAL INSURANCE OR OTHER TAXPAYER
                IDENTIFICATION NUMBER


Dated: __________________


Signature Guaranteed:
                                             ___________________________________
                                             Signature

                                             (Signature must correspond to name
                                             as written upon the face of this
                                             Rights Certificate in every
                                             particular, without alteration or
                                             enlargement or any change
                                             whatsoever)


Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada.

                                   CERTIFICATE
                            (TO BE COMPLETED IF TRUE)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.


___________________________________
Signature


                                     NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Company will deem the Beneficial Owner of the Right evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement.) No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.